                                                Filed Pursuant To Rule 424(b)(5)
                                                Registration No. 333-71386

PROSPECTUS SUPPLEMENT

(to prospectus dated October 23, 2001)                             June 25, 2002
--------------------------------------------------------------------------------

3,700,000 SHARES

[American Home Mortgage Logo]
COMMON STOCK
--------------------------------------------------------------------------------

Our company, American Home Mortgage Holdings, Inc., is an independent retail mortgage banking company that primarily originates and sells residential mortgage loans.

We are offering 3,700,000 shares of our common stock, par value $0.01 per share. We are offering and selling shares of our common stock primarily to raise proceeds for the acquisition of Columbia National, Incorporated. Any remaining proceeds or, if the acquisition is not consummated, all proceeds, will be used for general corporate purposes, which may include, among other things, working capital, other acquisitions and capital expenditures. We will receive all of the net proceeds from the sale of these shares of common stock. Our common stock is listed on the NASDAQ National Market under the symbol "AHMH." The last reported sale price of our common stock on June 24, 2002 was $11.41 per share.

BEFORE BUYING ANY OF THESE SHARES OF COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE       TOTAL
--------------------------------------------------------------------------------------
Public offering price                                          $10.750     $39,775,000
--------------------------------------------------------------------------------------
Underwriting discounts and commissions                         $ 0.645     $ 2,386,500
--------------------------------------------------------------------------------------
Proceeds, before expenses, to us                               $10.105     $37,388,500
--------------------------------------------------------------------------------------

We have granted the underwriters a 30-day option to purchase up to an additional 555,000 shares of our common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions.

The underwriters are offering the shares of common stock as described in "Underwriting." Delivery of the shares will be made on or about June 28, 2002.

UBS WARBURG

        FRIEDMAN BILLINGS RAMSEY

                   WEDBUSH MORGAN SECURITIES

                                                                    ADVEST, INC.

--------------------------------------------------------------------------------

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

The information in this prospectus supplement updates information in the accompanying prospectus and, to the extent it is inconsistent with the information in the accompanying prospectus, replaces such information.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT
Forward-looking statements............      i
Summary...............................    S-1
Risk factors..........................   S-11
Use of proceeds.......................   S-14
Price range of common stock and
  dividend policy.....................   S-14
Capitalization........................   S-15
Selected financial data...............   S-16
Unaudited pro forma condensed combined
  financial information...............   S-18
Underwriting..........................   S-23
Legal matters.........................   S-25
Experts...............................   S-25
PROSPECTUS
About this prospectus.................      1
Where you can find more information...      1
Forward-looking information...........      2
The company...........................      3
Recent events.........................      3
Summary of the securities offered by
  this prospectus.....................      4
Risk factors..........................      6
Use of proceeds.......................     14
Ratio information.....................     14
Plan of distribution..................     15
Description of capital stock..........     17
Description of warrants...............     22
Selling stockholders..................     24
Legal matters.........................     25
Experts...............................     25

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Forward-looking statements

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "will," "expect," "believe," "continue," "intend" and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings (losses), capital expenditures, dividends, capital structure or other financial terms. Statements regarding the following particularly are forward-looking in nature:

+  our business strategy;

+  development of our Internet capabilities;

+  projected acquisitions or joint ventures; and

+  projected capital expenditures.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Some of the important factors that could cause our actual results, performance or financial position to differ materially from expectations are:

+ changes in the real estate market, interest rates or the general economy of the markets in which we operate;

+ economic, technological or regulatory changes affecting the use of the Internet;

+  our ability to employ and retain qualified employees;

+ changes in government regulations that are applicable to our regulated brokerage and property management businesses;

+ our ability to identify and complete acquisitions and successfully integrate the businesses we acquire;

+  changes in the demand for our services;

+  the degree and nature of our competition; and

+ general volatility of the capital markets and the market price of our common stock.

The following information may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference in this prospectus supplement and the accompanying prospectus, including our Form 8-K filed with the Securities and Exchange Commission on June 14, 2002, except for the information furnished pursuant to Item 9 of the Form 8-K filed on June 14, 2002, and our Form 8-K filed with the Securities and Exchange Commission on June 26, 2002, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in this prospectus supplement and the accompanying prospectus and set forth in our reports filed with the Securities and Exchange Commission from time to time before making an investment decision to purchase shares of our common stock. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described herein under "Underwriting." Unless the context otherwise requires, references to "we," "us" or the "company" in this prospectus supplement mean American Home Mortgage Holdings, Inc. and its subsidiary, American Home Mortgage Corp.

--------------------------------------------------------------------------------
                                                                               I

Summary

This summary highlights information contained elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. We encourage you to carefully read the more detailed information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the "Risk factors" sections of this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless otherwise indicated, this prospectus supplement does not reflect the exercise of the underwriters' over-allotment option.

OUR COMPANY

GENERAL

Our company, American Home Mortgage Holdings, Inc., is an independent retail mortgage banking company that primarily originates and sells residential mortgage loans. We offer a broad and competitive range of residential mortgage products that seek to meet the needs of primarily high credit quality borrowers. We provide our full product line through our three divisions: retail, Internet and wholesale. Our substantial network of loan buyers allows us to identify loan buyers who will purchase loans with specific features and to select the buyer who will accept the lowest yield for loans with those features. As a result, we are able to offer a wide range of products that we believe are well priced and have many different features to suit customer needs.

We concentrate our marketing, advertising and personnel resources on the homebuyer mortgage market and employ state-of-the-art technology to increase our operating efficiency and mortgage closure rate. In addition, our strategy is to sell the loans we originate, typically within 45 days of origination. We sell our loans to Fannie Mae, Freddie Mac, large national banks, thrifts and smaller banks, securities dealers, real estate investment trusts and other institutional loan buyers. We also sell loans to Fannie Mae and Freddie Mac in exchange for mortgage-backed securities, which we then sell.

We have experienced significant growth through internal and external initiatives. Since our initial public offering in October 1999, we have increased our loan origination volume by completing four strategic acquisitions, growing the number of our branch offices to 72 from 16, and expanding our lending network nationwide. In 2001, we originated $7.8 billion in loans, a 155.4% increase over 2000. For the first quarter of 2002, we originated $1.9 billion in loans, a 47.9% increase over the first quarter of 2001.

The mortgage banking industry is the largest consumer debt-related sector in the United States. This industry involves primarily two businesses: origination and servicing. The June 7, 2002 mortgage finance forecast of the Mortgage Bankers Association of America estimates that the one-to-four family mortgage loan origination volume in the United States was $2.0 trillion in 2001, of which 43% was attributed to purchase transactions, compared to approximately $640 billion in 1995, also as reported by the Mortgage Bankers Association of America, a compounded annual growth rate of 21%. The same Mortgage Bankers Association of America forecast estimates that the one-to-four family mortgage originations will amount to approximately $1.6 trillion in 2002, of which 62% will be attributed to purchase transactions.

Our executive offices are located at 520 Broadhollow Road, Melville, New York 11747, and our telephone number is (631) 899-3900.

BUSINESS DIVISIONS AND MARKETS

We originate mortgage loans through three divisions, each of which focuses on a distinct production channel of the residential mortgage market.

THE RETAIL DIVISION
In 2001, our retail division accounted for approximately 75% of our loan origination volume. Our 72 retail branches use one or more of our four origination channels: community loan officers, direct-to-consumer advertising, realtor joint ventures, and our corporate affinity program.

Community loan officers. Our community loan officers obtain business by developing and nurturing a referral network of realtors, real estate attorneys, builders and accountants. They also facilitate the efficient processing and closing of a borrower's loan. Available services include pre-approval commitments based on Fannie Mae's Desktop Underwriter(R) and Freddie Mac's Loan Prospector(R), flexible rate lock-in and extension policies and holding of escrows and other accommodations that help a borrower to facilitate a real estate transaction. In order to attract and retain experienced loan officers, we offer a high level of support that includes a broad product line, help desk support, flexible extension policies, participation in trade shows, educational seminars, point of sale technology, personalized Web sites and other marketing initiatives and promotional materials.

Direct-to-consumer advertising. We advertise our products in selected local and regional print media. Customer calls generated by advertising are handled by loan originators who use a consultative sales approach, which includes, for example, discussing financing options, factors affecting interest rates, the impact of borrowing a higher or lower percentage of a home's purchase price and other considerations with potential customers.

Joint ventures. We use joint ventures with mid-size real estate brokerage firms to expand distribution of our mortgage offerings. Typically, we and our joint venture partners each have a 50% interest in the venture. Each venture makes loans, retaining the application and processing fees, points and discounts earned in connection with the mortgages it originates. The venture then sells the mortgage loans to us, and we in turn resell the loans to institutional buyers.

Corporate affinity program. Under this program, we make loans to employees of large companies who are members of our corporate affinity program. The employees receive special group discounts, service guarantees and other accommodations.

THE INTERNET DIVISION
In 2001, our Internet division, which operates under the tradename MortgageSelect.com, accounted for approximately 17% of our loan origination volume. We were among the leading online retail originators for the fourth quarter of 2001 according to National Mortgage News. MortgageSelect.com primarily reaches customers by contracting with destination Web sites, serving as the mortgage provider on an exclusive or semi-exclusive basis. Destination Web sites include aggregators, specialty interest sites, and bank sites serviced under private label outsourcing agreements. In implementing this strategy, we have entered into contractual commitments with a number of significant counterparties. For example, we are currently the exclusive mortgage provider on Microsoft's HomeAdvisor through August 2003 and on MotleyFool.com through November 2004. In addition, we have an arrangement with CIBC's U.S. initiative, Amicus Bank, under which we serve as the mortgage provider for Amicus Bank's in-store banking pavilions at Safeway and Winn-Dixie supermarkets. By collaborating with these and other destination Web sites and not allocating funds and resources to the branding of our own Web site, we are able to minimize our customer acquisition costs. Our Web site allows customers to apply for mortgage loans online, lock-in interest rates, check the status of pending loan applications, obtain credit reports and perform other functions, 24 hours a day, seven days a week.

We currently have three dedicated Internet call centers supporting our Internet customers, located in Melville, New York, Kingston, New York, and Laguna Hills, California.

THE WHOLESALE DIVISION
In 2001, our wholesale division accounted for approximately 8% of our loan origination volume. We have active relationships with approximately 600 mortgage brokers to reach customers through this channel. Our wholesale division actively solicits referrals of borrowers from this network of independent mortgage brokers.

These mortgage brokers work directly with the borrower and submit a fully processed loan application to us for an underwriting determination. We apply our customary underwriting standards to each wholesale-originated mortgage, issue a written commitment and, upon satisfaction of all lending conditions, close the mortgage. We offer mortgage brokers direct access to Fannie Mae's Desktop Underwriter(R), which enables them to give their clients immediate approvals. We also offer the mortgage brokers access to our line of mortgage products, the ability to provide approval of mortgage applications within a 24- to 48-hour period after our receipt of a loan file, flexible lock-in and extension policies, personalized service, knowledgeable and experienced wholesale loan officers and our sponsorship of mortgage broker industry events.

We conduct due diligence on mortgage brokers with whom we consider doing business. Our due diligence includes reviewing their financial condition, running credit checks on their principals, checking business references and verifying with the applicable regulators that a broker is in good standing. Once approved, we require that a mortgage broker sign an agreement that governs the mechanics of doing business with us and that sets forth the representations and warranties the broker makes regarding each loan submitted to us.

OPERATING STRATEGIES

LENDING TO HOME BUYERS
We focus on making loans to homebuyers, rather than to homeowners seeking to refinance their mortgages. We believe that this makes our business less susceptible to interest rate increases because in a rising interest rate environment the volume of home purchase mortgages tends to be more stable than mortgage refinancing volume. While the expansion of the refinancing market has been incrementally additive to our recent growth, we remain focused on lending to homebuyers as our preferred method of growth.

OFFERING A BROAD PRODUCT LINE
We offer a broad product line that includes most types of mortgage products. Our product line enables us to leverage our marketing efforts by selling to more of the potential customers our marketing efforts reach. It also enables us to better serve the customers of the realtors, home builders and Web sites that refer business to us.

USING TECHNOLOGY TO MAXIMIZE EFFICIENCY
In an effort to increase efficiencies, we use a highly customized version of UniFi(R), a software product of FiServ, Inc., which supports our loan processing, automated underwriting, closing document preparation, adherence to product guidelines, point-of-sale originations, interest rate locking process, loan disbursement process, loan sale and delivery process and loan-level accounting. By using this integrated platform, we are able to increase our efficiency and enhance management controls. Our software resides on a wide area network (WAN) that links our branches in real time. We intend to continually look for new ways to improve efficiencies through automation.

REACHING CUSTOMERS THROUGH MULTIPLE PRODUCTION CHANNELS
As mentioned above, we rely on our multiple divisions and production channels in order to reach more potential customers. We also employ a wide variety of marketing techniques and continually pursue new sales strategies in order to accomplish this goal.

UNDERWRITING LOANS TO THE STANDARDS OF LOAN BUYERS WHO PURCHASE OUR LOANS
Our underwriting process is designed to ensure that each loan we originate is in a standardized form and can be sold to a third-party buyer by conforming the loan to the underwriting and credit standards of that buyer. Whenever possible, we use "artificial intelligence" underwriting systems, including Fannie Mae's Desktop Underwriter(R) and Freddie Mac's Loan Prospector(R), to ensure consistency with our buyers' predetermined standards. These systems interface with our customized computer software. In addition, we have a series of internal and external quality control procedures in place to ensure compliance with our underwriting standards.

ACHIEVING GREATER ECONOMIES OF SCALE TO REDUCE COSTS
By adding incremental loan volume to our existing infrastructure, we are able to reduce marginal costs on a per-loan basis. Our existing operational platform is capable of accommodating a greater loan volume, thereby allowing us to achieve greater economies of scale and cost efficiencies.

CROSS SELLING AND ONE-STOP SHOPPING
We offer title insurance, second mortgages and home equity lines of credit to our mortgage customers. We believe we can enhance the revenues we earn through the cross-selling of these and other products and services, and thereby leverage our origination network without significant additional capital investments. Toward this end, we have developed Homeowner's Junction, a service for homebuyers offering discounts and conveniences for the purchase of home improvements, moving services and other related services.

PROVIDING LOAN ORIGINATORS WITH MULTIPLE SALES TOOLS
We provide our loan originators with a wide variety of business development tools in addition to competitive pricing and traditional sales and marketing materials. For example, we provide bridge loans, lot loans, construction loans, rehabilitation loans and a variety of second mortgage products.

MAINTAINING A SALES-ORIENTED CULTURE
Our loan originators are primarily compensated through commissions in order to encourage responsiveness to our customers. In addition, our loan originators employ a consultative sales approach, which includes, for example, discussing financing options, factors affecting interest rates, the impact of borrowing a higher or lower percentage of a home's purchase price and other considerations with potential customers.

OUR MORTGAGE PRODUCTS

We offer a broad and competitive range of mortgage products that seek to meet the mortgage needs of all types of primarily high credit quality borrowers. Our product line includes Fannie Mae-eligible loans, jumbo loans, adjustable rate mortgages, FHA-insured and VA-guaranteed loans, "Alt-A" loans, non-prime loans, home equity and second mortgage loans, construction loans and bridge loans. "Alt-A" mortgage loans consist primarily of mortgage loans that are first lien mortgage loans made to borrowers whose credit is generally within typical Fannie Mae or Freddie Mac guidelines, but that have loan characteristics that make them non-conforming under those guidelines.

SALE OF LOANS AND SERVICING RIGHTS

Our business strategy is to sell the loans we originate, typically within 45 days of origination. We sell our loans to Fannie Mae, Freddie Mac, large national banks, thrifts and smaller banks, securities dealers, real estate investment trusts and other institutional loan buyers. We also sell loans to Fannie Mae and Freddie Mac in exchange for mortgage-backed securities.

Typically, we sell loans with limited recourse to us. This means that, with some exceptions, we reduce our exposure to default risk at the time we sell the loan, except that we may be required to repurchase the loan if we breach the representations or warranties we make in connection with the sale of the loan, in the event of an early payment default, or if the loan does not comply with the underwriting standards or other requirements of the ultimate investor.

Our sales are governed by agreements that do not generally have a limitation as to the value of loans we sell and establish an ongoing sale program under which these institutions stand ready to buy as long as the loans we offer for sale meet their underwriting standards.

In 2001, the three institutions that purchased the largest number of mortgage loans from us were Wells Fargo Funding, Bank of America and Principal Residential Funding, which accounted for 62.2%, 8.3% and 6.3% of our total loan sales, respectively. In the first three months of 2002, the three institutions that purchased the largest number of mortgage loans from us were Wells Fargo Funding, Astoria Federal Savings and Credit Suisse First Boston, which accounted for 77.8%, 4.3% and 2.8% of our total loan sales, respectively. Due to our substantial network of purchasers, we believe that we would be able to rapidly find another buyer if one or more of our largest loan purchasers exited our industry or otherwise stopped buying loans from us.

Generally, we sell the servicing rights to our loans at the time we sell those loans. The prices at which we are able to sell our mortgage servicing rights vary over time and may be materially adversely affected by a number of factors, including the general supply of, and demand for, mortgage servicing rights and changes in interest rates. Recently, we have begun to retain the servicing rights on a small portion of our loan production. When we retain servicing rights, we earn an annual servicing fee, which is related to the capitalized mortgage servicing rights recorded on our balance sheet as an asset. We outsource the actual servicing function to a nationally recognized loan servicer for a portion of our servicing fee.

LOAN UNDERWRITING

Our primary goal in making a decision whether to extend a loan is whether that loan conforms to the expectations and underwriting standards of the institutions that buy that type of loan. Typically, these buyers focus on a potential borrower's credit history, often as summarized by credit scores, income and stability of income, liquid assets and net worth and the value and the condition of the property securing the loan. Whenever possible, we use "artificial intelligence" underwriting systems to determine whether a particular loan meets those standards and expectations.

GROWTH OBJECTIVES

We seek to grow our business through strategic acquisitions, building our Internet business and expanding organically.

ACQUISITIONS
An important component of our growth since our initial public offering in 1999 has been the acquisition of companies that build market share, add key sales personnel, expand our geographic reach and have been accretive to our earnings. We expect to continue to opportunistically acquire mortgage lenders, including the mortgage businesses of small and regional banks and independent mortgage bankers. In evaluating acquisition candidates, we consider factors such as the accretive impact of the acquisition on our earnings, our ability to support and retain production personnel and our ability to enhance and expand the acquired franchise. We believe our broad and competitive product line and the technical and other back-up support we offer make us an attractive partner for potential acquisition candidates. See "Our Company--Growth by acquisitions" and "Recent Developments--Proposed acquisitions" in this Summary for more information regarding our acquisitions.

INTERNET
We believe that the Internet will continue to grow as a medium by which consumers will obtain mortgage loans. We intend to increase our Internet mortgage origination volume through our Web site, MortgageSelect.com, by establishing exclusive or semi-exclusive relationships with destination Web sites in an effort to increase the number of sources which refer customers to us and by continuing to launch enhancements to our Web site. Based on our technology and call center capability, we believe that we offer an attractive proposition to destination Web sites, banks and other sources of customers. Our efforts include providing private label Internet origination services to such customers.

ORGANIC GROWTH
We intend to continue our expansion by opening new branches and by increasing loan origination volume in our existing branches. To enhance our branch business, we will continue to refine our operating mix including our pricing, products, promotional strategy, compensation plans, service levels and use of technology. We intend to increase the market share of our existing community loan offices by hiring additional loan originators and production personnel. We also intend to continue using new and innovative methods to market our mortgage products, including joint ventures with realtors and home builders and corporate affinity lending.

GROWTH BY ACQUISITIONS

We have made several acquisitions in order to enhance our products and services and to build market share:

On December 30, 1999, we acquired Marina Mortgage Company, Inc. ("Marina"). Operating branch offices in California and Arizona, Marina originates and purchases mortgage loans for sale in the secondary mortgage market. The acquisition of Marina included its Internet division, which now serves as our third Internet call center. Marina was merged into American Home Mortgage Corp. on December 31, 2001 and is currently a part of our west coast operations.

On June 30, 2000, we acquired First Home Mortgage Corp. ("First Home"). At the time of the merger, First Home was merged into American Home Mortgage Corp. First Home operates branch offices in the Chicago metropolitan area and in three states. The acquisitions of Marina and First Home represent an expansion of our traditional east coast lending activities into the west and mid-west geographic regions of the country.

On October 31, 2000, we acquired from Roslyn National Mortgage Corporation ("RNMC") four RNMC branches (the "Roslyn Branches"), RNMC's mortgage application pipeline and some fixed assets and assumed the real property leases of these Roslyn Branches. These Roslyn Branches have become part of our branch network and have helped us to expand our loan originations in the mid-Atlantic region through both a retail and wholesale presence.

On March 30, 2001, we acquired from Commonwealth Bank's residential mortgage division, ComNet Mortgage Services ("ComNet"), five branches of ComNet (the "ComNet Branches"), ComNet's mortgage application pipeline and some fixed assets and assumed the real property leases of the five ComNet Branches. The ComNet Branches have become part of our branch network and have further expanded our loan originations in the mid-Atlantic region through both a retail and a wholesale presence.

We also have entered into definitive agreements to acquire other companies. On June 13, 2002, we entered into an agreement to acquire Columbia National, Incorporated and its subsidiaries ("Columbia"), a company based in Maryland that originates, sells and services residential first mortgage loans. In August 2001, we entered into an agreement to acquire Valley Bancorp, Inc. and its wholly-owned subsidiary, Valley Bank of Maryland, a federal savings bank (together, "Valley Bank"). See "Recent Developments--Proposed acquisitions" in this Summary for more information regarding the pending Columbia and Valley Bank acquisitions. See "Risk factors" in this prospectus supplement for a description of risk factors related to the pending Columbia and Valley Bank acquisitions.

RECENT DEVELOPMENTS

PROPOSED ACQUISITIONS

COLUMBIA ACQUISITION
On June 13, 2002, we entered into a definitive agreement to acquire Columbia pursuant to a stock purchase agreement with Columbia and the shareholder of Columbia. Under the terms of the agreement, the shareholder of Columbia will receive approximately $37 million for all of its shares of Columbia stock in cash. If the Columbia acquisition is consummated, it will be paid for with the net proceeds of this offering. See "Use of proceeds" in this prospectus supplement for more information.

Overview of Columbia. Founded in 1939, Columbia is a privately-held corporation headquartered in Columbia, Maryland. Columbia is the wholly-owned subsidiary of Columbia National Holdings, Inc. As of March 31, 2002, Columbia had total assets of $317.7 million and total liabilities of $284.4 million, including $85.1 million of notes payable.

Business of Columbia. Columbia is engaged in the origination, sale and servicing of residential first mortgage loans. The following is a summary of Columbia's principal business activities and other information about Columbia:

+  Columbia has 342 loan officers supported by 57 loan production offices.

+ Columbia's branch offices and regional operations centers are located in 17 states throughout the mid-Atlantic, New England, northeast, southeast and mid-west regions of the United States. The majority of Columbia's lending activity takes place in Maryland, Virginia, New Jersey and Illinois.

+ All of Columbia's mortgage loan originations are generated by retail sources and Columbia does not originate loans through brokers or correspondents.

+ Columbia originated approximately $2.8 billion of residential first mortgage loans in 2001 and $623 million in the three months ended March 31, 2002.

+ Columbia's mortgage servicing portfolio as of March 31, 2002 equaled 84,499 loans totaling $8.6 billion.

Reasons for the acquisition. We believe that the acquisition of Columbia will benefit us by:

+  Increasing loan production;

+  Substantially growing our retail network of loan officers;

+ Achieving economies of scale that will allow us to realize lower production costs per loan;

+ Increasing our market share in the mid-Atlantic, mid-western and southeastern parts of the United States;

+ Enhancing the value of Columbia's loan production by realizing higher prices on the sale of these loans due to our favorable secondary marketing execution; and

+  Adding a meaningful mortgage servicing portfolio with significant cash flow.

Columbia financial statements. On June 14, 2002, we filed with the Securities and Exchange Commission a Form 8-K, which provides additional information regarding the Columbia acquisition and which, except for the information furnished under Item 9 of the Form 8-K, is incorporated in the accompanying prospectus by reference. The financial statements of Columbia as of and for the years ended December 31, 2001, 2000 and 1999 included in the Form 8-K have been audited by Arthur Andersen LLP, independent public accountants, in reliance upon the authority of that firm as experts in accounting and auditing in giving said reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming the firm in our Form 8-K or this prospectus supplement as an expert or including its audit reports as required by
Section 7 of the Securities Act of 1933, as amended, and we have not included Arthur Andersen's consent in reliance on Rule 437a promulgated under the Securities Act. As a result, you will not be able to recover against Arthur Andersen under Section 11(a)(4) of the Securities Act, if applicable, for any untrue statement of a material fact contained in the Columbia financial statements audited by Arthur Andersen or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Risk factors related to the Columbia acquisition. See "Risk factors" in this prospectus supplement for a description of risk factors related to the Columbia acquisition.

VALLEY BANK ACQUISITION
On August 24, 2001, we entered into an agreement to acquire Valley Bank. Under this agreement, we expect to acquire Valley Bank's banking facility in Owings Mills, Maryland, its administrative office in Hunt Valley, Maryland, its federal banking charter, its deposit base, fixed assets and trademarks and other intellectual property. The terms of the transaction include the payment of a combination of shares of our common stock and cash, with the ratio of cash to shares of our common stock being dependent upon the closing price of our common stock at the time of the consummation of the transaction. The combined total purchase price for the acquisition of Valley Bank is approximately $5.5 million. We anticipate that the acquisition of Valley Bank will allow us to develop other lines of business and financial services for our customer base and to retain mortgage loans, thereby increasing our interest income over time.

The acquisition of Valley Bank is subject to approval of the Office of Thrift Supervision and customary closing conditions. The Office of Thrift Supervision has asked us to revise and refile our business plan to better define our policies and procedures. We plan to file in July 2002 an amended application with the Office of Thrift Supervision in connection with our proposed purchase of Valley Bank. Based on discussions with the Office of Thrift Supervision, our revised application will reflect changes to the proposed business plan we submitted as part of our original application to acquire Valley Bank. These revisions include growing Valley Bank more slowly than originally proposed and maintaining greater independence between Valley Bank's and our existing mortgage operations. Additional policies and procedures will also be established at American Home consistent with a regulated thrift institution. Although the Office of Thrift Supervision has placed our application on hold pending receipt of our amended application, we expect the Office of Thrift Supervision to reinstate our application for review when the revisions are submitted. We expect the purchase to be consummated no earlier than the end of 2002, after which time our definitive agreement to acquire Valley Bank, unless amended, will expire. There can be no assurance that the Office of Thrift Supervision will approve our acquisition of Valley Bank. See "Risk factors" in this prospectus supplement for a description of risk factors related to the Valley Bank acquisition.

THE OFFERING

Common stock offered................     3,700,000 shares(1)

Common stock outstanding after this
offering............................     16,064,556 shares(2)

NASDAQ National Market symbol.......     "AHMH"

Use of proceeds.....................     We intend to use the net proceeds of
                                         the offering, estimated to be
                                         $36,688,500, for the acquisition of
                                         Columbia National, Incorporated. Any
                                         remaining proceeds (in the event that
                                         the underwriters exercise the
                                         over-allotment option) or, if the
                                         Columbia acquisition is not
                                         consummated, all proceeds, will be used
                                         for general corporate purposes, which
                                         may include, among other things,
                                         working capital, other acquisitions and
                                         capital expenditures. See "Use of
                                         proceeds" in this prospectus supplement
                                         for more information. See "Recent
                                         Developments--Proposed acquisitions" in
                                         this Summary for more information
                                         regarding the proposed acquisition.

Risk factors........................     Investing in our common stock involves
                                         a number of risks, which are described
                                         under "Risk factors" in this prospectus
                                         supplement and the accompanying
                                         prospectus.
------------
(1) 4,255,000 shares if the underwriters exercise their over-allotment option in full.

(2) 16,619,556 shares if the underwriters exercise their over-allotment option in full. Based upon 12,364,556 shares of our common stock outstanding as of June 24, 2002.

SUMMARY FINANCIAL DATA

The summary consolidated financial data shown below as of and for the five years ended December 31, 2001 is derived from information contained in our audited consolidated financial statements. The financial data as of and for the three months ended March 31, 2002 and 2001 is derived from our unaudited consolidated financial statements. The results of operations for the three months ended March 31, 2002 may not be indicative of results to be expected for any future period. You should read the summary consolidated financial data presented below together with our consolidated financial statements and related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus, and with our historical financial information included under "Selected financial data" beginning on page S-16 of this prospectus supplement. In the opinion of management, our unaudited consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, that are necessary to present fairly the results for the unaudited interim periods.

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                       YEAR ENDED DECEMBER 31,                                     MARCH 31,
                                  -----------------------------------------------------------------           -------------------
                                    2001       2000      1999              1998              1997               2002       2001
                                                        (in thousands, except per share and operating data)
---------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME
  DATA:
Gain on sale of mortgage
  loans.........................  $118,554   $ 52,731   $21,957           $18,981           $10,597           $ 30,633   $ 21,158
Net income......................    25,448      5,391     3,861             4,870             2,319              6,704      4,676
Net income per diluted share
  before cumulative effect of
  change in accounting
  principle.....................     $2.14      $0.63     $0.69(1)          $0.97(1)          $0.46(1)           $0.54      $0.28
Net income per diluted share
  after cumulative effect of
  change in accounting
  principle.....................      2.34       0.63      0.69(1)           0.97(1)           0.46(1)            0.54       0.51
CONSOLIDATED BALANCE SHEET DATA
  (END OF PERIOD):
Total assets....................  $501,125   $183,532   $85,884           $42,392           $28,914           $266,005   $223,119
Total liabilities...............   421,931    156,339    67,861            36,367            26,340            179,329    190,834
OPERATING DATA (IN MILLIONS):
Total mortgage originations.....  $  7,764   $  3,042   $ 1,348           $ 1,158           $   724           $  1,878   $  1,269
Home purchases..................     3,326      2,590       978               749               562                729        648
Refinancings....................     4,438        452       370               409               162              1,149        621

------------
(1) These figures assume outstanding shares of 5,000,000 for the years presented, which is the number of shares outstanding at our initial public offering on October 6, 1999.

--------------------------------------------------------------------------------

Risk factors

The common stock offered by this prospectus supplement is subject to substantial risks, some of which are described in "Risk factors" in the accompanying prospectus. There are additional risks associated with the proposed acquisitions of Columbia and Valley Bank described in "Summary--Recent Developments-- Proposed acquisitions" in this prospectus supplement. The risk factors listed below are in addition to the risk factors described in the accompanying prospectus, and you should carefully read this section and "Risk factors" in the accompanying prospectus before purchasing shares of common stock in this offering.

THERE CAN BE NO ASSURANCE THAT WE WILL ACQUIRE COLUMBIA.

Although we have entered into a definitive stock purchase agreement to acquire Columbia, there can be no assurance that we will be able to complete this transaction. If we do not complete the purchase, we will not be able to realize the benefits we expect from the acquisition, including the expansion of our operations into the areas served by Columbia. If we are unable to complete the purchase, it could adversely affect the trading price of our common stock.

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE COLUMBIA INTO OUR BUSINESS OR REALIZE THE COST SAVINGS THAT WE ANTICIPATE.

As the Columbia acquisition is our largest acquisition to date, our ability to integrate Columbia into our business and realize the synergies that we anticipate is subject to a number of uncertainties, many of which are related to conditions beyond our control, such as general negative economic trends and competition.

WE MAY BE UNABLE TO RETAIN COLUMBIA'S KEY EMPLOYEES OR PREVENT THEM FROM COMPETING WITH US.

Columbia has been dependent on certain key employees for its economic performance, and none of these key employees are subject to employment agreements with us at this time. As a result, there can be no assurance that these key employees will be employed with us. In addition, these key employees are not prohibited from competing with us if they are not employed by us.

WE MAY HAVE TO FULFILL COLUMBIA'S SERVICING OBLIGATIONS.

Throughout our operating history, we have been primarily engaged in the business of originating and selling residential mortgage loans and not servicing mortgage loans. Although we may subcontract out the servicing business of Columbia, we are acquiring a servicing portfolio and a functioning servicing department and are prepared to continue to service the portfolio, and, in either event, we would continue to record the servicing portfolio as an asset on our balance sheet. As a result, we will be subject to the following risks associated with the servicing of mortgage loans:

+ A servicing portfolio is recorded on our balance sheet at present value of the estimated future cash flow. We do not intend to hedge the value of the loan servicing portfolio. Even if we do hedge, there can be no assurance that the hedge will be effective. The market value of, and earnings from, our mortgage loan servicing portfolio may be adversely affected by declines in interest rates. When mortgage interest rates decline, mortgage loan prepayments usually increase as customers refinance their loans, causing the income stream from our mortgage loan servicing portfolio to decline. In that case, we may be required to amortize the portfolio over a shorter period of time or reduce the carrying value of our mortgage loan servicing portfolio. This would adversely affect our operating results and financial condition.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

+ To protect their liens on mortgage properties, owners of loans usually require the servicer to advance scheduled principal and interest, mortgage and hazard insurance and tax payments even if escrow funds are not sufficient. As servicer, we would generally be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that we are unable to recover from the mortgagor, although the timing of the reimbursement is typically uncertain. In the interim, we would absorb the cost of funds advanced. Further, we will bear the costs of collection activities on delinquent and defaulted loans.

+ A portion of our portfolio may subject us to limited credit losses (typically up to $3,000 per loan) in the case of a foreclosure or loan default.

+ Although we may subcontract the servicing function, we may continue the operation of the existing servicing platform and as such would be responsible for the proper servicing of the portfolio of loans. Should we not service the loans properly, damages for which we would be responsible could result. Further, the agencies for which we provide loan servicing have the right to terminate our servicing relationship to the extent that we do not provide adequate servicing, which would result in the immediate loss of the entire value of the servicing portfolio that has been terminated.

+ If the value of the servicing portfolio declines substantially, we would be required to pay down the servicing debt using our own funds.

WE HAVE NOT OBTAINED THE CONSENT OF ARTHUR ANDERSEN LLP FOR THE USE OF ITS PREVIOUSLY ISSUED AUDIT REPORTS REGARDING THE FINANCIAL STATEMENTS OF COLUMBIA AND THAT MAY LIMIT YOUR ABILITY TO RECOVER FROM THEM WITH RESPECT TO THOSE AUDITS. OUR ABILITY TO RECOVER FROM THEM FOR THESE AUDITS ALSO MAY BE LIMITED.

The historical financial statements of Columbia as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2001, 2000 and 1999 that are incorporated by reference in the accompanying prospectus are accompanied by an audit report of Arthur Andersen LLP delivered to the board of directors of Columbia without the consent of Arthur Andersen because of the departure of the partner(s) responsible for the Columbia audit. As a result, investors will not be able to recover against Arthur Andersen under Section 11(a)(4) of the Securities Act of 1933, as amended, if applicable, with respect to those audits, and may have any recovery limited as a result of the lack of consent. Moreover, the events arising out of the outcome of Arthur Andersen's indictment by the U.S. Department of Justice may adversely affect the ability of Arthur Andersen to satisfy any successful claims against it, including any brought by us, arising from its audits of Columbia's financial statements.

IF WE ACQUIRE COLUMBIA, WE WILL NOT HAVE RECOURSE TO COLUMBIA NATIONAL HOLDINGS, INC. OR ANY OF ITS STOCKHOLDERS, DIRECTORS OR OFFICERS FOR ANY BREACH OF ITS REPRESENTATIONS AND WARRANTIES IN THE PURCHASE AGREEMENT, ANY OF WHICH COULD BE MATERIAL TO US.

Our purchase agreement for the acquisition of Columbia contains many representations and warranties by Columbia regarding its business and other matters. If these representations and warranties are untrue in any material respect, we are not required to consummate the acquisition. However, if we close this acquisition, we will not have any recourse to Columbia National Holdings, Inc. or any of its stockholders, directors or officers for any breach of these representations and warranties, any of which could be material to us.

THERE CAN BE NO ASSURANCE THAT WE WILL ACQUIRE VALLEY BANK.

Although we have entered into a definitive agreement to acquire Valley Bank, there can be no assurance that we will be able to complete this transaction. The Office of Thrift Supervision has asked us to revise and refile our business plan to better define our policies and procedures. We plan to file in July 2002 an

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

amended application with the Office of Thrift Supervision in connection with our proposed purchase of Valley Bank. Based on discussions with the Office of Thrift Supervision, our revised application will reflect changes to the proposed business plan we submitted as part of our original application to acquire Valley Bank. These revisions include growing Valley Bank more slowly than originally proposed and maintaining greater independence between Valley Bank's and our existing mortgage operations. Although the Office of Thrift Supervision has placed our application on hold, we expect the Office of Thrift Supervision to reinstate our application for review when the revisions are submitted. We have not yet received the requisite approval from the Office of Thrift Supervision, and there can be no assurance that we will obtain that approval. Under the terms of our definitive agreement, if we do not acquire Valley Bank by December 31, 2002, our rights to acquire it will terminate. If we do not complete the purchase, we will not be able to realize the benefits we expect from the acquisition, and it could adversely affect the trading price of our common stock.

THE ANTICIPATED BENEFITS OF THE PROPOSED VALLEY BANK ACQUISITION MAY NOT BE REALIZED.

As a result of our discussions with the Office of Thrift Supervision in connection with the proposed Valley Bank acquisition, we have had to implement certain measures necessary and appropriate for a federally-regulated thrift and are currently revising our business plan accordingly. Among other things, we must grow Valley Bank more slowly than we originally proposed and maintain a greater separation between the mortgage operations of Valley Bank and American Home Mortgage Corp. As a result we may not realize the benefits we anticipated when we signed the definitive agreement in August 2001.

IF WE DETERMINE THAT OUR GOODWILL IS IMPAIRED, WE MAY HAVE TO WRITE-OFF ALL OR PART OF IT.

Goodwill represents the aggregate purchase price paid by us in acquisitions accounted for as a purchase over the fair value of the net assets acquired. Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we no longer amortize goodwill, but review it annually for impairment. We currently estimate that in connection with the acquisition of Columbia we will record approximately $20.7 million of goodwill. In the event that facts and circumstances indicate that goodwill may be impaired, an evaluation of recoverability would be performed. If a write-down to market value of all or part of our goodwill becomes necessary, our operating results and financial condition would be adversely affected.

OUR INTERNET DIVISION RELATIONSHIPS ARE TYPICALLY NOT LONG TERM AND MAY NOT BE RENEWED UPON THEIR EXPIRATION.

Our Internet division is an important source of revenue, accounting for approximately 17% of our loan origination volume in 2001. Our relationships with counterparties are typically not long-term and may not be renewed upon their expiration. For example, our relationship with MotleyFool.com expires November 2004 and our relationship with Microsoft's HomeAdvisor expires August 2003. There can be no assurance that these or other important relationships will be renewed upon expiration.

2001 WAS A YEAR OF RECORD GROWTH WHICH MAY NOT BE REPEATED.

During 2001, we experienced a record growth in mortgage originations due to a number of factors including, in particular, historically low interest rates. Investors should not expect that our growth will continue at such levels in the future.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Use of proceeds

Based on the public offering price of $10.75 per share, we will receive approximately $36,688,500 in net proceeds from the sale of the shares of our common stock in this offering, or approximately $42,296,775 if the underwriters' over-allotment option is exercised in full, after payment of our expenses and underwriting discounts and commissions related to this offering.

We intend to use the net proceeds from the sale of our common stock for the acquisition of Columbia National, Incorporated. Any remaining proceeds (in the event the underwriters exercise the over-allotment option) or, if the acquisition is not consummated, all net proceeds, will be used for general corporate purposes, which may include, among other things, working capital, other acquisitions and capital expenditures. We may also temporarily invest funds that are not immediately needed for these purposes in short-term marketable securities. See "Summary--Recent Developments--Proposed acquisitions" in this prospectus supplement for more information regarding the proposed acquisition.

Price range of common stock and dividend policy

The common stock of American Home Mortgage Holdings, Inc. is listed on the NASDAQ National Market under the symbol "AHMH." The following table summarizes the high and low sales prices for our common stock as reported by the NASDAQ National Market for the periods indicated through June 24, 2002:

                                        2002                2001                2000
                                  ----------------    ----------------    -----------------
                                   HIGH      LOW       HIGH      LOW       HIGH       LOW
-------------------------------------------------------------------------------------------
First Quarter...................  $16.24    $11.77    $ 8.25    $ 4.50    $ 9.38    $  6.00
Second Quarter..................   17.94(1)  11.00(1)  14.00      6.25      6.38       4.31
Third Quarter...................      --        --     18.90     10.66      5.25       4.38
Fourth Quarter..................      --        --     22.20     11.71      5.50       3.75

------------
(1)  Through June 24, 2002

On June 24, 2002, the last reported sale price of our common stock on the NASDAQ National Market was $11.41 per share. As of June 24, 2002, there were 27 holders of record (including holders who are nominees for an undetermined number of beneficial owners) of our common stock.

On March 22, 2001, we announced that our Board of Directors had established a policy of a regular quarterly dividend of $0.03 per share, subject to future business conditions. We have paid a quarterly dividend of $0.03 per share in each of the last three fiscal quarters in 2001 and in the first fiscal quarter in 2002. Although we hope to make the payment of quarterly dividends a regular event, any determination by our Board of Directors to pay dividends at any time will depend on our earnings, financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by our Board of Directors.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Capitalization

The following table sets forth our actual capitalization at March 31, 2002, and as adjusted to give effect to the issuance of 3,700,000 shares of our common stock offered hereby and the application of the estimated net proceeds therefrom based upon the public offering price of $10.75 per share.

                                                                   MARCH 31, 2002
                                                              ACTUAL    AS ADJUSTED(1)
                                                              ------------------------
                                                                   (in thousands)
--------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
Preferred stock, $1.00 per share par value, 1,000,000 shares
  authorized, none issued and outstanding...................  $     0      $      0
Common stock, $0.01 per share par value, 19,000,000 shares
  authorized, 12,098,795 shares issued and outstanding
  (actual), 15,798,795 shares issued and outstanding (as
  adjusted).................................................      121           158
Additional paid-in capital..................................   49,013        85,664
Retained earnings...........................................   36,889        36,889
                                                              -------      --------
Total stockholders' equity..................................  $86,022      $122,711
                                                              =======      ========

------------
(1) After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 555,000 shares of common stock.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Selected financial data

The following selected financial data as of and for the three months ended March 31, 2002 and 2001 have been derived from the unaudited consolidated financial statements included in our Form 10-Q for the fiscal quarter ended March 31, 2002. The following selected financial data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from the audited consolidated financial statements included in the applicable Form 10-K. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. You should not assume that the results below indicate results that we will achieve in the future or that our results for the three months ended March 31, 2002 are indicative of our results for the remainder of 2002. The operating data are derived from unaudited financial information that we have compiled.

You should read the information below along with all the other financial information and analysis presented in our Form 10-K for the fiscal year ended December 31, 2001 and in our Form 10-Q for the fiscal quarter ended March 31, 2002, including our financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Forms 10-K and 10-Q.

                                                                                                               THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                                  -----------------------------------------------------    --------------------
                                                    2001        2000       1999       1998       1997        2002        2001
                                                               (in thousands, except per share and operating data)
-------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenues:
Gain on sales of mortgage loans.................  $118,554    $ 52,731    $21,957    $18,981    $10,597    $ 30,633    $ 21,158
Interest income (expense), net..................     9,098       3,271      1,704        734        369       2,997         638
Other...........................................       401       2,278      1,201        502        356         312         266
                                                  --------    --------    -------    -------    -------    --------    --------
Total revenues..................................   128,053      58,280     24,862     20,217     11,321      33,942      22,062
                                                  --------    --------    -------    -------    -------    --------    --------
Expenses:
Salaries, commissions and benefits, net.........    55,778      27,894     11,611      9,430      5,316      15,002      10,651
Occupancy and equipment.........................     8,250       5,584      2,429      1,654        909       2,381       1,828
Marketing and promotion.........................     6,313       4,058      1,774      1,236        962       1,576       1,421
Data processing and communications..............     4,442       2,826      1,133        952        612       1,434         777
Provision for loss..............................       352         127         28        153        117          --          30
Other...........................................    12,331       7,625      2,550      1,543        946       3,015       2,562
                                                  --------    --------    -------    -------    -------    --------    --------
Total expenses..................................    87,466      48,114     19,525     14,968      8,862      23,408      17,269
                                                  --------    --------    -------    -------    -------    --------    --------
Income before income taxes, minority interest
  and cumulative effect of change in accounting
  principle.....................................    40,587      10,166      5,337      5,249      2,459      10,534       4,793
Income taxes(1).................................    16,253       4,267      1,441        328        140       3,719       1,994
Minority interest...............................     1,028         508         35         51         --         111         265
Cumulative effect of change in accounting
  principle.....................................     2,142          --         --         --         --          --       2,142
                                                  --------    --------    -------    -------    -------    --------    --------
Net income......................................  $ 25,448    $  5,391    $ 3,861    $ 4,870    $ 2,319    $  6,704    $  4,676
                                                  ========    ========    =======    =======    =======    ========    ========
Net income per share:
Basic before cumulative effect of change in
  accounting principle..........................  $   2.25    $   0.63    $  0.69    $  0.97    $  0.46    $   0.56    $   0.28
Basic after cumulative effect of change in
  accounting principle..........................      2.45        0.63       0.69       0.97       0.46        0.56        0.52
Diluted before cumulative effect of change in
  accounting principle..........................      2.14        0.63       0.69       0.97       0.46        0.54        0.28
Diluted after cumulative effect of change in
  accounting principle..........................      2.34        0.63       0.69       0.97       0.46        0.54        0.51
Weighted average number of shares
  outstanding:(2)
Basic...........................................    10,374       8,580      5,595      5,000      5,000      12,067       9,001
Diluted.........................................    10,883       8,580      5,603      5,000      5,000      12,530       9,157

--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                                                               THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                                  -----------------------------------------------------    --------------------
                                                    2001        2000       1999       1998       1997        2002        2001
                                                               (in thousands, except per share and operating data)
-------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents.......................  $ 26,393    $  6,005    $ 3,414    $ 2,892    $ 2,058    $ 11,915    $  5,484
Mortgage loans held for sale, net...............   419,900     143,967     65,115     34,667     24,676     192,198     181,440
Total assets....................................   501,125     183,532     85,884     42,392     28,914     266,005     223,119
Warehouse lines of credit.......................   351,454     130,484     56,805     34,070     24,454     154,562     161,837
Other liabilities...............................    70,477      25,855     11,056      2,298      1,886      24,768      28,997
Total stockholders' equity......................    78,617      26,612     18,000      5,924      2,574      86,022      31,639

OPERATING DATA:
Total mortgage originations (in millions)(3)....  $  7,764    $  3,042    $ 1,348    $ 1,158    $   724    $  1,878    $  1,269
Home purchases (in millions)(3).................     3,326       2,590        978        749        562         729         648
Refinancings (in millions)(3)...................     4,438         452        370        409        162       1,149         621
Number of loans originated(3)...................    46,163      19,325      7,636      6,543      4,361      10,963       7,739
Loan originators at period end..................       551         475        220         76         71         551         476
Number of branches at period end................        63          53         28         12          8          72          55

------------
(1) Prior to September 29, 1999, we elected to be treated as an S corporation for federal and state income tax purposes. Prior to our election to be treated as an S corporation, all federal taxes were taxable to and paid by our sole stockholder. Income taxes for the years ended December 31, 1998 and 1997 reflect state income taxes only.

(2) These figures assume outstanding shares of 5,000,000 for the years presented, which is the number of shares outstanding at our initial public offering on October 6, 1999.

(3) Includes mortgages that we originated and closed and mortgages brokered by us during the period.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Unaudited pro forma condensed combined financial information

The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact of the acquisition of Columbia National, Incorporated ("Columbia") on American Home Mortgage Holdings, Inc.'s historical financial position and results of operations under the purchase method of accounting. The unaudited pro forma condensed combined financial information combines the historical financial information of American Home Mortgage Holdings, Inc. and Columbia as of and for the three months ended March 31, 2002, and for the year ended December 31, 2001. The unaudited pro forma condensed combined balance sheet as of March 31, 2002 assumes the acquisition was consummated on that date. The unaudited pro forma condensed combined statements of income give effect to the acquisition as if the acquisition had been consummated at the beginning of each period presented.

The unaudited pro forma condensed combined financial information is based on, and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of American Home Mortgage Holdings, Inc. and Columbia, each of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The Columbia historical income statement data included in the unaudited pro forma condensed combined income statement data for the year ended December 31, 2001 differs from the amounts included in the Columbia historical financial statements due to the exclusion of certain revenue amounts determined to be non-recurring.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred or financial position if the acquisition had been consummated during the period or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

The pro forma combined financial information included herein has been prepared using the public offering price of $10.75 per share for the issuance and sale of the 3,700,000 shares of common stock offered hereby to fund the Columbia acquisition.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2002

                                       AMERICAN HOME        COLUMBIA
                                         MORTGAGE          NATIONAL,        PRO FORMA          COMBINED
                                      HOLDINGS, INC.      INCORPORATED     ADJUSTMENTS        PRO FORMA
---------------------------------------------------------------------------------------------------------
ASSETS:
Cash and cash equivalents...........    $ 11,915,398      $    989,343     $(37,000,000)(a)  $ 12,593,241
                                                                             36,688,500(b)
Restricted cash.....................              --         2,545,056               --         2,545,056
Accounts receivable.................      27,166,104         7,638,599       (2,000,000)(e)    32,804,703
Mortgage loans held for sale, net...     192,198,370       182,692,607               --       374,890,977
Mortgage loans, other...............       1,201,017         1,703,302               --         2,904,319
Mortgage servicing rights, net......       1,156,456       115,083,284      (13,083,284)(e)   103,156,456
Real estate owned...................         660,687           235,713               --           896,400
Premises and equipment, net.........       9,930,525         2,750,752               --        12,681,277
Prepaid expenses and security
  deposits..........................       3,417,126         3,989,605          (55,000)(f)     7,351,731
Goodwill............................      18,359,297                --       20,679,231(c)     39,038,528
                                        ------------      ------------     ------------      ------------
Total assets........................    $266,004,980      $317,628,261     $  5,229,447      $588,862,688
                                        ============      ============     ============      ============
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
LIABILITIES:
Warehouse lines of credit...........    $154,562,285      $176,141,273     $         --      $330,703,558
Drafts payable......................       5,826,060         3,727,547               --         9,553,607
Notes payable.......................       2,814,685        85,100,000               --        87,914,685
Accrued expenses and other
  liabilities.......................       9,715,153         8,560,623               --        18,275,776
Deferred income taxes...............       6,411,804        10,928,079        1,766,686(e)     19,106,569
                                        ------------      ------------     ------------      ------------
Total liabilities...................     179,329,987       284,457,522        1,766,686       465,554,195
                                        ------------      ------------     ------------      ------------
Commitments and contingencies
Minority interest...................         652,564                --               --           652,564
STOCKHOLDERS' EQUITY:
Preferred stock.....................              --                --               --                --
                                                                                 (3,000)(d)
Common stock........................         120,988             3,000           37,000(b)        157,988
                                                                             36,651,500(b)
Additional paid in capital..........      49,012,644        42,572,000      (42,572,000)(d)    85,664,144
Retained earnings...................      36,888,797        (9,404,261)       9,349,261(d)(f)   36,833,797
                                        ------------      ------------     ------------      ------------
Total stockholders' equity..........      86,022,429        33,170,739        3,462,761       122,655,929
                                        ------------      ------------     ------------      ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY............................    $266,004,980      $317,628,261     $  5,229,447      $588,862,688
                                        ============      ============     ============      ============

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

NOTE 1
On June 13, 2002, American Home Mortgage Holdings, Inc. executed a definitive agreement to purchase all of the issued and outstanding common stock of Columbia. The unaudited pro forma condensed combined balance sheet as of March 31, 2002 was prepared as if the acquisition and related adjustments had occurred on that date. The unaudited pro forma condensed combined income statements for the year ended December 31, 2001 and the three months ended March 31, 2002 were prepared as if the acquisition and other adjustments had occurred on the first day of the relevant period. The estimated acquisition adjustments relating to the purchase of Columbia are detailed below.

The estimated acquisition adjustments relating to the purchase of Columbia are detailed below.

(a) Adjustment represents the acquisition of all of the issued and outstanding stock of Columbia for a total purchase price of $37 million in cash.

(b) Adjustment represents the net cash proceeds from the issuance of common stock at the public offering price of $10.75 per share, determined as follows:

Shares......................................................     3,700,000
Public offering price per share.............................  $      10.75
                                                              ------------
Public offering price.......................................  $ 39,775,000
Less:
  Underwriters' discount (6%)...............................     2,386,500
  Expenses..................................................       700,000
                                                              ------------
Net proceeds................................................  $ 36,688,500
                                                              ============
Allocation of public offering price to common stock
  shares....................................................     3,700,000
Par value per share.........................................  $       0.01
                                                              ------------
Common stock................................................  $     37,000
                                                              ============
Allocation to additional paid in capital shares.............     3,700,000
Price less par value........................................  $      10.74
                                                              ------------
                                                                39,738,000
Less:
  Underwriters' discount....................................     2,386,500
  Expenses..................................................       700,000
                                                              ------------
Additional paid in capital..................................  $ 36,651,500
                                                              ============

(c) Adjustment represents goodwill recorded by American Home Mortgage Holdings, Inc. as follows:

Purchase price..............................................  $ 37,000,000
Fair value adjustments
  Accounts receivable.......................................     2,000,000
  Mortgage servicing rights.................................    13,083,284
  Deferred taxes............................................     1,766,686
Columbia's stockholders' equity.............................   (33,170,739)
                                                              ------------
Goodwill....................................................  $ 20,679,231
                                                              ============

(d) Adjustment represents the elimination of stockholders' equity of Columbia in conjunction with its sale to American Home Mortgage Holdings, Inc.

(e) Amounts represent fair value adjustments as described in (c) above.

(f) Amount represents a write off of prepaid expense related to transactional expenses.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2002

                                              AMERICAN
                                                HOME            COLUMBIA
                                              MORTGAGE         NATIONAL,        PRO FORMA       COMBINED
                                           HOLDINGS, INC.     INCORPORATED     ADJUSTMENTS     PRO FORMA
----------------------------------------------------------------------------------------------------------
REVENUES:
Gain on sales of mortgage loans..........   $ 30,633,032      $ 18,569,686     $        --    $ 49,202,718
Loan administration......................         20,870         8,627,612              --       8,648,482
Interest income, net.....................      2,997,166           928,794              --       3,925,960
Other....................................        291,333                --              --         291,333
                                            ------------      ------------     -----------    ------------
Total revenues...........................     33,942,401        28,126,092              --      62,068,493
                                            ------------      ------------     -----------    ------------
EXPENSES:
Salaries, commissions and benefits,
  net....................................     15,001,646        12,698,429              --      27,700,075
Occupancy and equipment..................      2,380,937         1,509,424              --       3,890,361
Marketing and promotions.................      1,576,370            79,680              --       1,656,050
Data processing and communications.......      1,434,491           500,111              --       1,934,602
Amortization of servicing................          4,585         9,101,931              --       9,106,516
Provision for loan loss..................             --           733,584              --         733,584
Other....................................      3,009,978         2,867,324              --       5,877,302
                                            ------------      ------------     -----------    ------------
Total expenses...........................     23,408,007        27,490,483              --      50,898,490
                                            ------------      ------------     -----------    ------------
Income before taxes and minority interest
  in consolidated joint ventures.........     10,534,394           635,609              --      11,170,003
Income taxes.............................      3,719,004           254,294              --       3,973,298
                                            ------------      ------------     -----------    ------------
Income before minority interest..........      6,815,390           381,315              --       7,196,705
Minority interest in income of
  consolidated joint ventures............        111,882                --              --         111,882
                                            ------------      ------------     -----------    ------------
Net income from continuing operations....   $  6,703,508      $    381,315     $        --    $  7,084,823
                                            ============      ============     ===========    ============
Per share data:
Basic....................................   $       0.56                                      $       0.45
Diluted..................................           0.54                                              0.44
Weighted average number of shares outstanding:
Basic....................................     12,066,669                                        15,766,669
Diluted..................................     12,529,918                                        16,229,918

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

                                                AMERICAN
                                                  HOME            COLUMBIA
                                                MORTGAGE         NATIONAL,        PRO FORMA       COMBINED
                                             HOLDINGS, INC.     INCORPORATED     ADJUSTMENTS     PRO FORMA
------------------------------------------------------------------------------------------------------------
REVENUES:
Gain on sales of mortgage loans............   $118,550,988      $ 72,860,099     $        --    $191,411,087
Loan administration........................         17,674        35,687,784              --      35,705,458
Interest income, net.......................      9,098,292         2,723,732              --      11,822,024
Other......................................        386,011         1,936,523              --       2,322,534
                                              ------------      ------------     -----------    ------------
Total revenues.............................    128,052,965       113,208,138              --     241,261,103
                                              ------------      ------------     -----------    ------------
EXPENSES:
Salaries, commissions and benefits, net....     55,778,233        49,377,003              --     105,155,236
Occupancy and equipment....................      8,249,806         7,349,938              --      15,599,744
Marketing and promotions...................      6,312,777           321,946              --       6,634,723
Data processing and communications.........      4,441,850         2,118,220              --       6,560,070
Amortization of servicing..................          6,463        33,305,001              --      33,311,464
Servicing impairment.......................             --        10,410,192              --      10,410,192
Provision for loan loss....................        352,463         5,086,467              --       5,438,930
Other......................................     12,324,676        11,612,330              --      23,937,006
                                              ------------      ------------     -----------    ------------
Total expenses.............................     87,466,268       119,581,097              --     207,047,365
                                              ------------      ------------     -----------    ------------
Income (loss) before taxes and minority
  interest in consolidated joint
  ventures.................................     40,586,697        (6,372,959)             --      34,213,738
Income taxes...............................     16,252,852        (2,549,184)             --      13,703,668
                                              ------------      ------------     -----------    ------------
Income (loss) before minority interest.....     24,333,845        (3,823,775)             --      20,510,070
Minority interest in income of consolidated
  joint ventures...........................      1,027,912                --              --       1,027,912
                                              ------------      ------------     -----------    ------------
Net income (loss) from continuing
  operations...............................   $ 23,305,933      $ (3,823,775)    $        --    $ 19,482,158
                                              ============      ============     ===========    ============
Per share data:
Basic......................................   $       2.25                                      $       1.38
Diluted....................................           2.14                                              1.34
Weighted average number of shares outstanding:
Basic......................................     10,373,858                                        14,073,858
Diluted....................................     10,883,403                                        14,583,403

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Underwriting

American Home Mortgage Holdings, Inc. and the underwriters named below have entered into an underwriting agreement concerning the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated next to its name in the following table. The underwriters are obligated to purchase all of the shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.

                        UNDERWRITERS                          NUMBER OF SHARES
------------------------------------------------------------------------------
UBS Warburg LLC.............................................      2,220,000
Friedman, Billings, Ramsey & Co., Inc. .....................      1,110,000
Wedbush Morgan Securities Inc. .............................        259,000
Advest, Inc. ...............................................        111,000
                                                                -----------
     Total..................................................      3,700,000
                                                                ===========

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 555,000 shares of common stock from us, at the public offering price less the underwriting discounts and commissions, to cover these sales. If any shares of common stock are purchased under this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 555,000 shares.

                                                         NO EXERCISE OF          FULL EXERCISE OF
                                                      OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
----------------------------------------------------------------------------------------------------
Per share...........................................                 $0.645                   $0.645
     Total..........................................             $2,386,500               $2,744,475

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $700,000.

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.38 per share from the public offering price. Any of the securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

American Home Mortgage Holdings, Inc., each of our directors and each of our five most highly compensated executive officers have agreed that, subject to certain exceptions related to options granted under existing employee benefit plans and to sales of common stock pursuant to existing Rule 10b5-1 plans, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of UBS Warburg LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Pursuant to Mr. Strauss' Rule 10b5-1 plan, Mr. Strauss may sell approximately 150,000 shares of common stock in a three-month period. UBS

--------------------------------------------------------------------------------

UNDERWRITING
--------------------------------------------------------------------------------

Warburg LLC, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares of common stock sold by, or for the account of, that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NASDAQ National Market or otherwise.

No underwriter is obligated to conduct market-making activities in our common stock and any such activities may be discontinued at any time without notice, at the sole discretion of the underwriters. We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking and general financing services to us for which they have in the past received, and may in the future receive, customary and usual fees. Friedman, Billings, Ramsey & Co., Inc. has provided, and continues to provide, advice to us regarding the proposed Columbia acquisition, for which Friedman, Billings, Ramsey & Co., Inc. will receive customary and usual fees. In addition, we have entered into Mortgage Loan Purchase and Repurchase Agreements with UBS Warburg LLC. Kenneth P. Slosser, a Managing Director of Friedman, Billings, Ramsey & Co., Inc., also is a non-employee member of our Board of Directors.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Legal Matters

The validity of the common stock we are offering pursuant to this prospectus supplement will be passed upon for us by Cadwalader, Wickersham & Taft, New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

Experts

The financial statements incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

On June 14, 2002, we filed with the Securities and Exchange Commission a Form 8-K, which provides additional information regarding the Columbia acquisition and which, except for the information furnished under Item 9 of the Form 8-K, is incorporated in this prospectus supplement by reference. Columbia's financial statements as of and for the years ended December 31, 2001, 2000 and 1999 included in the Form 8-K have been audited by Arthur Andersen LLP, independent public accountants, in reliance upon the authority of that firm as experts in accounting and auditing in giving said reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming the firm in our Form 8-K or this prospectus supplement as an expert or including its audit reports as required by Section 7 of the Securities Act of 1933, as amended, and we have not included Arthur Andersen's consent in reliance on Rule 437a promulgated under the Securities Act. As a result, you will not be able to recover against Arthur Andersen under Section 11(a)(4) of the Securities Act, if applicable, for any untrue statement of a material fact contained in the Columbia financial statements audited by Arthur Andersen or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Moreover, the events arising out of the outcome of Arthur Andersen's indictment by the U.S. Department of Justice may adversely affect the ability of Arthur Andersen to satisfy any successful claim. See "Risk factors -- We have not obtained the consent of Arthur Andersen LLP for the use of its previously issued audit reports regarding the financial statements of Columbia and that may limit your ability to recover from them with respect to those audits. Our ability to recover against them for these audits also may be limited."

--------------------------------------------------------------------------------

PROSPECTUS
--------------------------------------------------------------------------------

American Home Mortgage Holdings, Inc.

$50,000,000

Common Stock

Preferred Stock

Warrants
--------------------------------------------------------------------------------

By this prospectus, we intend to offer at one or more times-
Common Stock
Preferred Stock
Warrants to Purchase Common Stock or Preferred Stock in one or more series with an aggregate initial public offering price of up to $50,000,000 (as described in the applicable prospectus supplement). We will provide the specific terms for each of these securities in supplements to this prospectus.

In addition, the selling stockholders who are identified in this prospectus may collectively offer and sell, from time to time, up to 1,567,295 shares of the common stock offered by them under this prospectus. For additional information on the methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution." The securities may be sold directly by us or, in case of the common stock, may also be sold by the selling stockholders, to investors, through agents designated from time to time or to or through dealers or underwriters. See the "Plan of Distribution" section of this prospectus. We will set forth the names of any dealers, underwriters or agents in a prospectus supplement. The net proceeds we expect to receive from such sales also will be set forth in a prospectus supplement. We will not receive any of the proceeds from the sale of common stock by selling stockholders.

YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENTS CAREFULLY BEFORE YOU INVEST. WE STRONGLY RECOMMEND THAT YOU READ CAREFULLY THE RISKS WE DESCRIBE IN THIS PROSPECTUS AS WELL AS ANY ACCOMPANYING PROSPECTUS SUPPLEMENTS, AS WELL AS THE RISK FACTORS IN OUR MOST CURRENT REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION, FOR A FULLER UNDERSTANDING OF THE RISKS AND UNCERTAINTIES THAT WE FACE. SEE THE "RISK FACTORS" SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 23, 2001

The information contained in this prospectus is not complete and may be changed. You should only rely on the information provided in this prospectus or incorporated by reference herein or in any supplement to this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front of those documents.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

About This Prospectus..................    1
Where You Can Find More Information....    1
Forward-Looking Information............    2
The Company............................    3
Recent Events..........................    3
Summary of the Securities Offered by
  this Prospectus......................    4
Risk Factors...........................    6
Use of Proceeds........................   14
Ratio Information......................   14
Plan of Distribution...................   15
Description of Capital Stock...........   17
Description of Warrants................   22
Selling Stockholders...................   24
Legal Matters..........................   25
Experts................................   25

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $50,000,000. In addition, under this shelf process, the selling stockholders also may, over the next two years, collectively sell up to 1,567,295 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the securities we and the selling stockholders may offer.

Each time we or the selling stockholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."

Where you can find more information

We file annual, quarterly and other reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Web site at http://www.sec.gov.

This prospectus is part of a registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement or the prospectus supplement for a copy of the referenced contract or document.

The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is an important part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the following documents:

+ The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on August 18, 1999, including any amendments or reports filed for the purpose of updating our common stock description; and

+ Our Annual Report on Form 10-K (including the portions of our Annual Report to Stockholders and Proxy Statement incorporated by reference therein) for the fiscal year ended December 31, 2000.

All documents that we will file with the SEC under the provisions of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of any offering of securities under this prospectus shall be deemed to be incorporated by reference and to be a part of this prospectus from the date such documents are filed.

We will provide to you without charge, a copy of any or all documents incorporated by reference into this Prospectus except the exhibits to those documents (unless they are specifically incorporated by reference in those documents). You may request copies by contacting: Joseph Piscopo, Secretary, American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, New York 11747, telephone number (631) 899-3900.

Forward-looking information

This prospectus contains certain forward-looking statements within the meaning of the federal securities laws. When used in our documents or in any oral presentation, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings (loss), capital expenditures, dividends, capital structure or other financial terms. Certain statements regarding the following particularly are forward-looking in nature:

+  our business strategy;

+  development of our Internet capabilities;

+  projected acquisitions or joint ventures; and

+  projected capital expenditures.

The forward-looking statements in this prospectus are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial position to differ materially from expectations are:

+  general volatility of the capital markets and the market price of our shares;

+ changes in the real estate market, interest rates or the general economy of the markets in which we operate;

+ economic, technological or regulatory changes affecting the use of the Internet;

+  our ability to employ and retain qualified employees;

+ changes in government regulations that are applicable to our regulated brokerage and property management businesses;

+ our ability to identify and complete acquisitions and successfully integrate the businesses we acquire;

+ disruption in the economic and financial conditions primarily from the impact of recent terrorist attacks in the United States, threats of future attacks, police and military activities overseas and other disruptive worldwide political events;

+  changes in the demand for our services;

+  the degree and nature of our competition; and

+ the other factors referenced in this prospectus, including, without limitation, under the "Risk Factors" section.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur, we qualify any and all of our forward-looking statements entirely by these cautionary factors.

The company

We are a leading independent mortgage banking company that primarily originates and sells residential mortgage loans. We offer a broad and competitive array of residential mortgage products targeted primarily to high credit-quality borrowers through traditional channels and over the Internet. Our extensive product line includes Fannie Mae-eligible loans, adjustable rate mortgages, jumbo loans and most other mortgage products. Since our initial public offering in October 1999, we have significantly increased our loan origination volume by completing four strategic acquisitions, growing the number of our branch offices to 63 from 16, increasing the size of our sales force to 506 loan officers from 122 and expanding our lending network nationwide. In 2000, we originated $3.0 billion in loans, a 125.7% increase over 1999. For the first quarter of 2001, we originated $1.3 billion in loans, a 32.0% increase over the fourth quarter of 2000. For the second quarter of 2001, we originated $2.1 billion in loans, a 68.0% increase over the first quarter of 2001. For the first six months of 2001, we have originated $3.4 billion in loans, a 179.3% increase over the first six months of 2000. The first quarter loan volume, however, did not reflect our acquisition of ComNet Mortgage Services, which occurred on April 1, 2001. From April 1, 2001 through June 30, 2001, we originated $248.1 million in loans through the network of branch offices we acquired in the ComNet Mortgage Services acquisition.

We place particular emphasis on marketing our loan products to homebuyers rather than homeowners seeking refinancing. We believe the homebuyer mortgage market is more stable than the refinancing market because the homebuyer market is less dependent on decreases in interest rates. We are able to benefit from expansions in refinancing activity, however, despite our emphasis on the homebuyer market. For example, in the first and second quarters of 2001, as a result of a decrease in mortgage interest rates and a resultant increase in refinancing activity, we began to experience an increase in total closed loan volume. We expect to be able to benefit from future expansions in the refinancing market while maintaining our focus on increasing our volume of loans to homebuyers. We have experienced significant growth in the homebuyer mortgage market through strategic acquisitions, expansion of our Internet business and other organic growth.

We continue to grow our lending business through internal and external initiatives. We regularly look for and evaluate strategic acquisition opportunities. We believe we are well positioned, given our current size, operational momentum and reputation in the industry, among other things, to make additional accretive acquisitions that will enable us to expand geographically and create greater efficiencies of scale. Over the past two years, we have successfully integrated four acquisitions that have significantly benefited us.

In addition to our acquisition strategy, we intend to continue to increase our Internet mortgage origination volume through our Web site, MortgageSelect.com, and to expend our existing branch network. We will endeavor to maintain existing relationships and establish new relationships with destination Web sites in an effort to increase the number of sources that refer customers to us. We will also continue to launch enhancements and add services to our Web site to increase the attractiveness of the site to potential partners and loan customers. Over the past several months, we have experienced an increased willingness of quality Web site operators to enter into partnering relationships on terms we expect will be profitable for us. To grow our existing branch network, we plan to open new offices and hire additional loan originators and production personnel. We also intend to further implement our strategy of using new and innovative methods to market our mortgage products, including joint ventures with realtors and homebuilders, corporate affinity lending programs and private label lending relationships.

Recent events

On August 24, 2001 we entered into an agreement to acquire Valley Bancorp, Inc. ("Valley") and its wholly owned subsidiary Valley Bank of Maryland, a federal savings bank located in suburban Baltimore, Maryland. Under this agreement, we will acquire Valley's banking facility in Owings Mills, Maryland, its administrative office in Hunt Valley, Maryland, its federal banking charter, its deposit base, fixed assets and trademarks and other intellectual property. The terms of the transaction include the payment of a combination of shares of our common stock and cash, with the ratio of cash to shares of our common stock being dependent upon the closing price of our common stock at the time of the consummation of the transaction. The combined total purchase price for the acquisition of Valley is approximately $5,500,000. We anticipate the acquisition of Valley will increase our net interest income due to Valley's lower mortgage loan funding costs, increased stability of funding sources and more diverse funding base, as well as reduce the expenses associated with the origination of mortgage loans including a reduction in taxes on mortgage recordings, state income taxes, custodial expenses, and other related regulatory costs.

The acquisition is subject to Office of Thrift Supervision ("OTS") approval as well as the approval of the shareholders of Valley. It is anticipated that the OTS review process will take approximately six to nine months from the filing of an application for approval. The transaction is expected to close by the second quarter of 2002, pending regulatory approvals and other normal closing conditions.

Summary of the securities offered by this prospectus

We may offer any of the following securities from time to time:

+  common stock;

+  preferred stock; and

+  warrants to purchase common stock or preferred stock.

In addition, the selling stockholders named in this prospectus may offer shares of our common stock from time to time.

When we use the term "securities" in this prospectus, we mean any of the securities we or the selling stockholders may offer with this prospectus, unless we say otherwise. The total dollar amount of all securities that we may issue will not exceed $50,000,000, and the total number of shares of our common stock that the selling stockholders may offer will not exceed 1,567,295 shares. This prospectus, including the following summary of the securities to be issued, describes the general terms that may apply to the securities. The specific terms of any particular securities that we or the selling stockholders may offer will be described in a separate prospectus supplement.

COMMON STOCK

We or the selling stockholders may offer shares of our common stock, which is currently traded on the Nasdaq National Market under the symbol "AHMH".

PREFERRED STOCK

We may offer our preferred stock in one or more series. For any particular series we offer, the applicable prospectus supplement will describe the specific designation; the aggregate number of shares offered; the rate and periods, or the manner of calculating the rate and periods, for dividends, if any; the stated value and liquidation preference amount, if any; the voting rights, if any; the terms on which the series will be convertible into or exchangeable for other securities or property, if any; the redemption terms, if any; and any other specific terms that apply to that series of preferred stock.

WARRANTS

We may offer warrants to purchase our preferred stock or common stock. For any particular warrants we offer, the applicable prospectus supplement will describe the underlying security; the expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of security to be delivered by us upon exercise; and any other specific terms. We may issue the warrants under warrant agreements between us and one or more warrant agents.

LISTING

If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will state such information.

Risk factors

The securities offered under this prospectus are highly speculative and subject to numerous and substantial risks. you should carefully consider the following risk factors along with the rest of the information contained elsewhere in this prospectus before making an investment decision. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of the securities offered in this prospectus could decline significantly and you may lose all or part of your investment.

A PERIOD OF RISING INTEREST RATES, AN ECONOMIC SLOWDOWN OR A RECESSION COULD REDUCE THE DEMAND FOR MORTGAGES.

Rising interest rates generally reduce the demand for consumer credit, including mortgage loans. Fixed rate loans have been at favorably low interest rates for the last several years, generally ranging from 6.25% to 8.5% for conforming loans. There is no assurance that interest rates will continue at favorably low rates. In an economic slowdown or recession, real estate values and home sales decline and the number of borrowers defaulting on their loans increases. In a period of rising interest rates we will originate and sell fewer loans, and in the event of an economic slowdown, we could be required to repurchase more of the loans we have sold as a result of early payment defaults by borrowers. The recent decrease in interest rates has increased refinancing of existing mortgage loans. An increase in interest rates will decrease this activity and in turn decrease our loan originations. Accordingly, a period of rising interest rates, an economic slowdown or a recession would adversely affect our business and results of operations.

AN INCREASE IN INTEREST RATES COULD REDUCE THE VALUE OF OUR LOAN INVENTORY AND COMMITMENTS AND OUR HEDGING STRATEGY MAY NOT PROTECT US FROM INTEREST RATE RISK AND MAY LEAD TO LOSSES.

The value of our loan inventory is based, in part, on market interest rates. Accordingly, we may experience losses on loan sales if interest rates change rapidly or unexpectedly. If interest rates rise after we fix a price for a loan or commitment but before we close or sell such loan, the value of that loan will decrease. If the amount we receive from selling the loan is less than our cost of originating the loan, we may incur net losses, and our business and operating results could be adversely affected. While we use hedging and other strategies to minimize our exposure to interest rate risks, no hedging or other strategy can completely protect us. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the hedges that we make will adequately offset the risks of interest rate volatility or that our hedges will not result in losses.

BECAUSE OUR ABILITY TO FUND MORTGAGE LOANS DEPENDS ON THE AVAILABILITY OF FINANCING SOURCES, OUR REVENUES AND BUSINESS WOULD BE NEGATIVELY AFFECTED IF OUR CURRENT FINANCING SOURCES WERE CANCELED OR NOT RENEWED.

Our ability to make mortgage loans depends largely on our ability to secure financing on acceptable terms. Currently, we fund substantially all of our loans through five separate financing arrangements from four providers. We are currently evaluating our financing arrangements with our providers and may consider proposals from other financing providers. Each of these arrangements is cancelable by the financing provider for cause at any time and some are cancelable at any time without cause. Our financing facilities require us to observe financial and other covenants. Our financial providers may also, from time to time, impose additional limitations on our business, which we have little or no ability to control. If we are not able to renew any of these financing arrangements or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these arrangements, then we will have to reduce our mortgage originations, which would reduce our revenues.

WE FACE RISKS IN CONNECTION WITH ANY COMPLETED OR POTENTIAL ACQUISITION, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR GROWTH OR OUR OPERATIONS.

We have recently completed several acquisitions and may at times consider additional strategic acquisitions of mortgage lenders and other mortgage banking- and finance-related companies. Upon completion of an acquisition, we are faced with the challenges of integrating the operations, services, products, personnel and systems of acquired companies into our business, identifying and eliminating duplicated efforts and systems and incorporating different corporate strategies, addressing unanticipated legal liabilities and other contingencies, all of which divert management's attention from ongoing business operations. Any acquisition we make may also result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets. We cannot assure you that we will be successful in integrating any acquired business effectively into the operations of our business. In addition, there is substantial competition for acquisition opportunities in the mortgage industry. This competition could result in an increase in the price of, and a decrease in the number of, attractive acquisition candidates. As a result, we may not be able to successfully acquire attractive candidates on terms we deem acceptable. We cannot guarantee you that we will be able to overcome the risks associated with acquisitions or that such risks will not adversely affect our growth and results of operations.

THE SUCCESS AND GROWTH OF OUR BUSINESS WILL DEPEND ON OUR ABILITY TO ADAPT TO TECHNOLOGICAL CHANGES.

Our mortgage origination business is currently dependent on our ability to effectively interface with our customers and efficiently process loan applications and closings. The origination process is becoming more dependent on technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer expected conveniences that are cost efficient to our process. As these requirements increase in the future, we will have to remain competitive with new technology and such additions may require significant capital expenditures.

WE FACE INTENSE COMPETITION THAT COULD ADVERSELY IMPACT OUR MARKET SHARE AND OUR REVENUES.

We face intense competition from commercial banks, savings and loan associations and other finance and mortgage banking companies, as well as from Internet-based lending companies and other lenders participating on the Internet. Entry barriers in the mortgage industry are relatively low and increased competition is likely. As we seek to expand our business, we will face a greater number of competitors, many of whom will be well-established in the markets we seek to penetrate. Many of our competitors are much larger than we are, have better name recognition than we do and have far greater financial and other resources. We cannot assure you that we will be able to effectively compete against them or any future competitors.

Competition may lower the rates we are able to charge borrowers, thereby potentially lowering the amount of income on future loan sales and sales of servicing rights. Increased competition also may reduce the volume of our loan originations and loan sales. We cannot assure you that we will be able to compete successfully in this evolving market.

IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, OUR FINANCIAL PERFORMANCE COULD BE MATERIALLY ADVERSELY AFFECTED.

We have experienced rapid and substantial growth in our mortgage loan originations and revenues since 1995. We intend to pursue a growth strategy for the foreseeable future by pursuing selective strategic acquisitions of mortgage lenders and other mortgage banking related companies, enhancing and expanding our Internet business, expanding our traditional business into new geographic areas, increasing the market share of our existing community loan offices and entering into additional joint ventures with realtors and builders. We cannot assure you that we will accurately anticipate and respond to the changing demands our expanding operations will face. We anticipate that future operations will place a significant strain on our management, loan originators, information systems and other resources. We must attract and integrate new personnel, increase our financing facilities, improve existing procedures and controls and implement new ones to support any future growth. Our inability to meet our future hiring needs and to adapt our procedures and controls accordingly could have a material adverse effect on our results of operations, financial condition and business prospects. Further, we must maintain and expand our relationships with destination Web sites in order to successfully implement our Internet growth strategy. We cannot assure you that we will achieve our growth expectations, and our inability to do so could have a material adverse effect on our results of operations and our business.

OUR FAILURE TO ATTRACT AND RETAIN KEY MANAGEMENT COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

Our future success depends to a significant extent on our ability to attract and retain qualified senior management, particularly the continued services of our President and Chief Executive Officer, Michael Strauss. The loss of the services of Mr. Strauss, or the failure to attract and retain other key employees, could have a material adverse effect on our business and results of operations. We do not maintain "key person" life insurance for any of our personnel.

THE LOSS OF KEY PURCHASERS OF OUR LOANS OR A REDUCTION IN PRICES PAID COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

We sell substantially all of the mortgages we originate to institutional buyers. In the first six months of 2001, 82% of the loans we sold were to three large national financial institutions, all of which compete with us directly for retail originations. If these financial institutions or any other significant purchaser of our loans cease to buy our loans and equivalent purchasers cannot be found on a timely basis, then our business and results of operations could be materially adversely affected. Our results of operations could also be affected if these financial institutions or other purchasers lower the price they pay to us or adversely change the material terms of their loan purchases from us. The prices at which we sell our loans vary over time. A number of factors determine the price we receive for our loans. These factors include:

+  the number of institutions that are willing to buy our loans;

+  the amount of comparable loans available for sale;

+  the levels of prepayments of, or defaults on, loans;

+  the types and volume of loans we sell;

+  the level and volatility of interest rates; and

+  the quality of our loans.

WE CONDUCT A SIGNIFICANT PORTION OF OUR BUSINESS IN A LIMITED NUMBER OF STATES AND MAY BE ADVERSELY AFFECTED BY A FUTURE DECLINE IN ECONOMIC CONDITIONS IN THOSE REGIONS.

In 2000, approximately 67.8% of the mortgages we originated (as measured by principal balances) were secured by real property located in three states (Illinois, California and New York). For the first six months of 2001, that percentage was 88.9%. A decline in economic conditions in these states or the surrounding regions could have a material adverse effect on our business and results of operations. Moreover, if the real estate markets in these states or regions should experience an overall decline in property values, the overall quality of our loan portfolio may decline and the rates of delinquency, foreclosure, bankruptcy and loss on loans we originate may increase. This would negatively affect our ability to originate loans or to sell our loans.

RECENT TERRORIST ATTACKS IN THE UNITED STATES COULD ADVERSELY AFFECT OUR
COMPANY.

On September 11, 2001, terrorists carried out attacks that destroyed the World Trade Center in New York and badly damaged the Pentagon outside of Washington, D.C. As a result, the United States securities markets were closed for several days. The impact which these terrorist attacks, or future events arising as a result of these terrorist attacks, including military or police activities in the United States or foreign countries, future terrorist activities or threats of such activities, political unrest and instability, riots and protests, could have on the United States economy, the financial markets, the stock markets, lending markets, the mortgage lending business in general, or on our company in particular, cannot presently be determined with any accuracy. The purchase of homes and other major items have generally slowed significantly since the attacks. It is possible however that these terrorist acts could have a material adverse effect on our business, our ability to borrow to fund our business, and on our financial condition and results of operations as a whole.

FAILURE TO ATTRACT AND RETAIN QUALIFIED LOAN ORIGINATORS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

We depend on our loan originators to generate customers by, among other things, developing relationships with consumers, real estate agents and brokers, builders, corporations and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. In addition, our growth strategy contemplates hiring additional loan originators. The market for such persons is highly competitive and historically has experienced a high rate of turnover. Competition for qualified loan originators may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract or retain a sufficient number of skilled loan originators, or even if we can retain them but at higher costs, our business and results of operations could be adversely affected.

CHANGES IN EXISTING GOVERNMENT SPONSORED AND FEDERAL MORTGAGE PROGRAMS COULD NEGATIVELY AFFECT OUR BUSINESS.

Our ability to generate revenue through mortgage sales to institutional investors largely depends on programs administered by Fannie Mae, Freddie Mac, Ginnie Mae and others which facilitate the issuance of mortgage-backed securities in the secondary market. A portion of our business also depends on various programs administered by the Federal Housing Administration (FHA) and the Veterans Administration (VA). Any discontinuation of, or significant reduction in, the operation of those programs could have a material adverse effect on our business and results of operations. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these entities would reduce our revenues.

WE MAY BE REQUIRED TO RETURN PROCEEDS OBTAINED FROM THE SALE OF LOANS, WHICH WOULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

When we sell a loan to an investor, we are required to make representations and warranties regarding the loan, the borrower and the property. These representations are made based in part on our due diligence and related information provided to us by the borrower and others. If any of these representations or warranties are later determined not to be true, we may be required to repurchase the loan, including principal and interest, from the investor or indemnify the investor for any damages or losses caused by the breach of such representation or warranty. In connection with some non-prime loan sales, we may be required to return a portion of the premium paid by the investor if the loan is prepaid within the first year after its sale. If, to any significant extent, we are required to repurchase loans, indemnify investors or return loan premiums, it could have a material adverse effect on our business and results of operations.

OUR NON-PRIME MORTGAGE BUSINESS SUBJECTS US TO GREATER RISKS THAN OUR PRIME BUSINESS AND IF WE WERE TO INCREASE OUR NON-PRIME MORTGAGE BUSINESS IN THE FUTURE, OUR BUSINESS COULD BECOME LESS STABLE.

The non-prime mortgage banking industry is riskier than the conforming mortgage business primarily because there is a greater risk of default and product offerings for non-prime mortgages frequently change, which may make selling a non-prime loan to our institutional investors more difficult. Our failure to adequately address the related risks could have a material adverse effect on our business and results of operations. The non-prime mortgage business has been subject to increased public and regulatory scrutiny as of late, which has resulted and is expected to continue to result in more stringent regulation of this business. In addition, a number of companies engaged in this business have recently become subject to class-action lawsuits and regulatory actions alleging, among other things, improper marketing practices, improper account terms and fees and disclosure violations. We currently make a limited number of loans to borrowers who have impaired or limited credit histories or higher debt-to-income ratios than prime mortgage lenders allow. For the year ended December 31, 2000, approximately 2.1% of the dollar amount, or 3.4% of the total number, of our loans originated were categorized as non-prime. For the first six months of 2001, those percentages were 1.2% and 1.6%, respectively.

OUR FINANCIAL RESULTS FLUCTUATE AS A RESULT OF SEASONALITY AND OTHER FACTORS, INCLUDING THE DEMAND FOR MORTGAGE LOANS, WHICH MAKES IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

Our business is generally subject to seasonal trends. These trends reflect the general pattern of resales of homes, which typically peak during the spring and summer seasons. Our quarterly results have fluctuated in the past and are expected to fluctuate in the future, reflecting the seasonality of the industry. Further, if the closing of a sale of loans is postponed, the recognition of income from the sale is also postponed. If such a delay causes us to recognize income in the next quarter, our results of operations for the previous quarter could be materially adversely affected. Unanticipated delays could also increase our exposure to interest rate fluctuations by lengthening the period during which our variable rate borrowings under our credit facilities are outstanding. If our results of operations do not meet the expectations of our stockholders and securities analysts, then our common stock price may be materially adversely affected.

WE MUST COMPLY WITH NUMEROUS GOVERNMENT REGULATIONS AND WE ARE SUBJECT TO CHANGES IN LAW THAT COULD INCREASE OUR COSTS AND ADVERSELY AFFECT OUR BUSINESS.

Our business is subject to the laws, rules and regulations of various federal, state and local government agencies regarding the origination, processing, underwriting, sale and servicing of mortgage loans. These laws, rules and regulations, among other things, limit the interest rates, finance charges and other fees we may charge, require us to make extensive disclosure, prohibit discrimination and impose qualification and licensing obligations on us. They also impose on us various reporting and net worth requirements. We also are subject to inspection by these government agencies. Our business is also subject to laws, rules and regulations regarding the disclosure of non-public information about our customers to non-affiliated third parties. Our failure to comply with any of these requirements could lead to, among other things, the loss of approved status, termination of contractual rights without compensation, demands for indemnification or mortgage loan repurchases, class action lawsuits and administrative enforcement actions.

Our operations on the Internet are not currently subject to direct regulation by any government agency in the United States beyond mortgage-related regulations and regulations applicable to businesses generally. A number of legislative and regulatory proposals currently under consideration by federal, state and local governmental organizations may lead to laws or regulations concerning various aspects of business on the Internet, including: user privacy, taxation, content, access charges, liability for third-party activities, and jurisdiction. The adoption of new laws or a change in the application of existing laws may decrease the use of the Internet, increase our costs or otherwise adversely affect our business.

Regulatory and legal requirements are subject to change. If such requirements change and become more restrictive, it would be more difficult and expensive for us to comply and could affect the way we conduct our business, which could adversely impact our results of operations. While we believe we are currently in material compliance with the laws, rules and regulations to which we are subject, we cannot assure you that we are, or will be, in full compliance with applicable laws, rules and regulations.

If we cannot comply with those laws or regulations, or if new laws limit or eliminate some of the benefits of purchasing a mortgage, our business and results of operations may be materially adversely affected. For further discussion of the types of governmental regulation applicable to our business.

POTENTIAL ADDITIONAL GOVERNMENTAL REGULATIONS

In the event we complete our acquisition of Valley, See the "Recent Events" section of this Prospectus, we would then be subject to additional governmental regulations as a banking institution. The banking industry is heavily regulated under both federal and, under certain circumstances, state law. Valley is a Federally chartered savings bank. Federal bank regulatory agencies regulate many aspects of a bank's operations. These areas include, but are not limited to, the capital a bank must maintain, the kinds of activities a bank may engage in, the types and levels of investments a bank may make, the locations of a bank's offices, how much interest a bank may pay on demand deposits, insurance of a bank's deposits and the premiums a bank must pay for this insurance and how much cash a bank must set aside as reserves for its deposits. These regulations are primarily intended to protect depositors and the Federal Deposit Insurance Corporation, not the bank's creditors or stockholders. Regulations affecting banks and financial services businesses are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that could affects us and our subsidiaries if the Valley acquisition is completed.

CHANGES IN ACCOUNTING PRINCIPLES COULD HAVE A MATERIAL EFFECT ON OUR RESULTS OF OPERATIONS.

We utilize several types of derivative instruments to manage various operating risks. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") as required. SFAS No. 133, as amended, standardizes the accounting for derivative instruments and hedging activities and requires that all derivative instruments be recognized as assets and liabilities at fair value. In accordance with such adoption, all derivative instruments are recognized on our balance sheet at fair value effective January 1, 2001. The impact of the accounting for our risk management activities pursuant to SFAS No. 133 may create a level of ongoing volatility due to the periodic revaluation of derivative instrument positions which could cause significant fluctuations in our reported results of operations.

The Financial Accounting Standards Board is considering a number of mortgage banking industry-related issues concerning the implementation of SFAS No. 133. The ultimate conclusions reached concerning these issues could result in material changes to the recorded carrying values of our derivative instruments which would have a significant impact on our reported earnings.

On July 20, 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). These Statements make significant changes to the accounting for business combinations, goodwill, and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. This statement is effective for business combinations completed after June 30, 2001.

SFAS 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators of such are encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. Recorded goodwill and intangible assets will be affected when the Statement is adopted on January 1, 2002, however the Company has not completed its assessment of the impact.

IF WE RETAIN THE SERVICING RIGHTS TO OUR LOANS IN THE FUTURE WE WOULD BE SUBJECT TO ADDITIONAL RISKS THAT WE DO NOT CURRENTLY FACE.

Generally, we sell the servicing rights to our loans at the same time that we sell such loans. Although we currently do not intend to retain the servicing rights to our loans, we may decide to do so in the future if market conditions or other considerations justify doing so. If we were to service our loans ourselves, we would be subject to additional risks, including decreased operating cash flow and the potential of having to write down the value of the servicing rights through a charge to earnings, particularly as a result of changing interest rates and alternative financing options that lead to increased prepayments. If we were to retain the servicing rights to our loans, we would have to adequately address these and other related risks. Our failure to do so could have a material adverse effect on our business and results of operations.

THE LOSS OF OUR RELATIONSHIPS WITH GOVERNMENT AGENCIES AND RELATED ENTITIES WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Our agreements with Fannie Mae, Freddie Mac, Ginnie Mae, the FHA and the VA afford us a number of advantages and may be canceled by the counterparty for cause. Cancellation of one or more of these agreements would have a material adverse impact on our operating results and could result in further disqualification with other counterparties, loss of technology and other materially adverse consequences.

WE ARE EXPOSED TO ENVIRONMENTAL LIABILITIES WITH RESPECT TO PROPERTIES TO WHICH WE TAKE TITLE, WHICH COULD INCREASE OUR COSTS OF DOING BUSINESS AND ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

In the course of our business, at various times, we may foreclose and take title (for security purposes) to residential properties, and could be subject to environmental liabilities with respect to such properties. To date, we have not been required to perform any environmental investigation or remediation activities, nor have we been subject to any environmental claims relating to these activities. We cannot assure you that this will remain the case in the future. We may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with an environmental investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties seeking damages and costs resulting from environmental contamination emanating from such property.

OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR OUR STOCKHOLDERS.

The market price of our common stock could be subject to wide fluctuations in response to such factors as:

+  issuing new equity securities pursuant to this offering or otherwise;

+ the amount of our common stock outstanding and the trading volume of the stock;

+  actual or anticipated changes in our future financial performance;

+  changes in financial estimates by securities analysts;

+  conditions and trends in the Internet and e-commerce business;

+ competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

+  the operating and stock performance of our competitors;

+  changes in interest rates;

+ general market and economic conditions and the impact of recent terrorist activities; and

+  additions or departures of key personnel.

THERE MAY BE SUBSTANTIAL SALES OF OUR COMMON STOCK AFTER THE OFFERING WHICH WOULD CAUSE A DECLINE IN OUR STOCK PRICE.

Sales of substantial amounts of our common stock in the public market following an offering of our securities, or the perception that such sales could occur, could have a material adverse effect on the market price of our common stock. In October 2001, options to purchase 496,933 shares of common stock will become exercisable. In December 2001, options to purchase 123,494 shares of common stock will become exercisable. We have also granted warrants, which warrants are currently exercisable, to purchase 79,000 shares of our common stock. Once exercisable, these shares will then become eligible for resale.

OUR PRINCIPAL STOCKHOLDER IS ABLE TO EXERCISE SIGNIFICANT CONTROL OVER OUR OPERATIONS AND ANY SIGNIFICANT CORPORATE TRANSACTIONS.

Our President and Chief Executive Officer, Mr. Strauss, owns approximately 39.3% of our outstanding common stock. Accordingly, Mr. Strauss effectively has the ability to control our affairs and the outcome of all matters requiring stockholder approval, including:

+  the election and removal of directors;

+  amendments to our charter; and

+ approval of significant corporate transactions, such as an acquisition of our company or assets.

Mr. Strauss' effective control position would prevent a change in control transaction with respect to our company without his approval.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

Some provisions of our amended and restated certificate of incorporation, bylaws and Delaware law contain anti-takeover provisions that could make it more difficult for a third party to acquire us, even if such a transaction would be beneficial to you as a stockholder. For a more detailed discussion of these provisions, please see the "Description of Capital Stock" section of this prospectus.

AS A HOLDING COMPANY, WE DEPEND ON DIVIDENDS AND DISTRIBUTIONS FROM OUR OPERATING SUBSIDIARIES TO FUND OUR OPERATIONS AND MAY, AS A RESULT, BE SUBORDINATE TO THE RIGHTS OF THEIR EXISTING AND FUTURE CREDITORS.

We are a holding company and our principal assets are the shares of the capital stock of our wholly-owned subsidiaries, American Home Mortgage Corp. and Marina Mortgage Company, Inc. As a holding company without independent means of generating operating revenue, we depend on dividends and other payments from our wholly-owned subsidiaries to fund our obligations and meet our cash needs. Our expenses may include salaries of our executive officers, insurance, professional fees and service of indebtedness that may be outstanding at various times. Financial covenants under the existing or future loan agreements of our wholly-owned subsidiaries, or provisions of the laws of the states where our subsidiaries are organized, may limit their ability to make sufficient dividend or other payments to us to permit us to fund our obligations or meet our cash needs, in whole or in part. By virtue of our holding company status, our common stock is structurally junior in right of payment to all existing and future liabilities of our subsidiaries.

Use of proceeds

We intend to use the net proceeds from the sale of the securities offered by us for general corporate purposes, which may include, among other things, working capital, acquisitions and capital expenditures. We may temporarily invest funds that are not immediately needed for these purposes in short-term marketable securities.

We will not receive any of the proceeds from the sale of common stock that may be sold by the selling stockholders.

Ratio information

The ratio of earnings to combined fixed charges and preferred dividends was calculated by dividing the sum of fixed charges and preferred dividends into the sum of earnings before taxes and fixed charges. Fixed charges for purposes of the ratios consist of interest expense and certain other immaterial expenses. Preferred dividends represent the pre-tax earnings necessary to cover the dividends on our preferred stock, assuming such earnings are taxed at our consolidated effective tax rate. The table below presents the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends for the fiscal years ended December 31, 1996, December 31, 1997, December 31, 1998, December 31, 1999, December 31, 2000 and the six months ended June 30, 2001.

                                                     YEARS ENDED DECEMBER 31    SIX MONTHS ENDED
                               1996      1997      1998      1999      2000      JUNE 30, 2001
------------------------------------------------------------------------------------------------
Ratio of earnings to
  combined fixed charges and
  preferred dividends.......  2.43:1    3.62:1    3.66:1    3.36:1    2.34:1         4.67:1

Plan of distribution

DISTRIBUTIONS BY THE COMPANY

We may sell the offered securities from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale:

+  through underwriters or dealers;

+  through agents;

+  directly to one or more purchasers;

+ through a number of direct sales or auctions performed by utilizing the Internet or a bidding or ordering system; or

+  by any other legally available means.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

SALE THROUGH UNDERWRITERS

If we use underwriters in the sale, such underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated otherwise in a prospectus supplement, the underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

SALE THROUGH AGENTS

We may sell offered securities through agents designated by us. Unless indicated in the prospectus supplement, the agents have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.

DIRECT SALES

We may also sell offered securities directly as principal for our own account. In this case, no underwriters or agents would be involved.

SALE THROUGH THE INTERNET

We may from time to time offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such securities. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold.

Such a bidding or ordering system may present to each bidder, on a real-time basis, relevant information to assist you in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder's individual bids would be accepted, prorated or rejected. Other pricing methods may also be used. Upon completion of such an auction process securities will be allocated based on prices bid, terms of bid or other factors.

The final offering price at which securities would be sold and the allocation of securities among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of the Internet auction or pricing and allocation systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of securities. The specific rules of such an auction would be distributed to potential bidders in an applicable prospectus supplement.

If an offering is made using such a bidding or ordering system you should review the auction rules, as described in the prospectus supplement, for a more detailed description of such offering procedures.

GENERAL INFORMATION

Broker-dealers, agents or underwriters may receive compensation in the form of discounts, concessions or commissions from us and/or the purchasers of securities for whom such broker-dealers, agents or underwriters may act as agents or to whom they sell as principal or both (this compensation to a particular broker-dealer might be in excess of customary commissions).

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act if we enter into any material arrangement with a broker, dealer, agent or underwriter for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

+  the name of any participating broker, dealer, agent or underwriter;

+  the number and type of securities involved;

+  the price at which such securities were sold;

+ the commissions paid or discounts or concessions allowed to any such broker, dealer, agent or underwriter where applicable; and

+  other facts material to the transaction.

There can be no assurance that we will sell all or any of the securities offered by this prospectus.

DISTRIBUTIONS BY SELLING STOCKHOLDERS

The selling stockholders may sell shares of our common stock directly, through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best efforts basis. The selling stockholders may sell all or part of their shares in one or more transactions at prices at or related to the then-current market price or at negotiated prices. The selling stockholders will determine the specific offering price of the shares from time to time that, at that time, may be higher or lower than the market price of our common stock on the Nasdaq National Market.

To the extent required by a particular offering in a prospectus supplement or, if appropriate, a post-effective amendment, we will set forth:

+  any underwriters, dealers or agents;

+  their compensation;

+ the number of shares of common stock to be sold and the participating selling stockholders; and

+  the public offering price of the shares of common stock to be sold.

The applicable prospectus supplement will also set forth the extent to which we will have agreed to bear fees and expenses of the selling stockholders in connection with the registration of the common stock being offered thereby by them. We may, if so indicated in the applicable prospectus supplement, agree to indemnify selling stockholders against certain civil liabilities, including liabilities under the Securities Act.

In connection with any underwritten offering, underwriters and their agents may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or from purchasers of shares for whom they act as agents. Underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, commissions or concessions from the underwriters and/or commissions from the purchasers for whom they may act as agents (this compensation to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any underwriters, dealers or agents participating in the distribution of the shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit from the sale of such shares by the selling stockholders and any compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

In addition, any shares of the common stock held by selling stockholders which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We cannot assure you that the selling stockholders will sell all or any portion of the shares of common stock offered by this prospectus.

Description of capital stock

The following description of our capital stock and selected provisions of our Restated Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by reference to our Restated Certificate of Incorporation and Bylaws.

COMMON STOCK

Our Restated Certificate of Incorporation authorizes the issuance of up to 19,000,000 shares of common stock, par value $0.01 per share, of which 11,745,215 shares (excluding 50,001 shares of restricted stock issued to our 3 non-employee directors) were outstanding as of October 9, 2001. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. There is no cumulative voting for election of directors. Accordingly, the holders of a majority of the shares voted can elect all of the nominees for director. Subject to the preferences of any series of preferred stock that may at times be outstanding, if any, holders of outstanding shares of common stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of funds legally available for dividends and, if we liquidate, dissolve or wind up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

PREFERRED STOCK

Our Restated Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $1.00 per share, none of which are outstanding. We may issue, from time to time in one or more series, preferred stock, the terms of which may be determined at the time of issuance by our Board of Directors, without further action by our stockholders, and may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of our Board of Directors to issue preferred stock could discourage, delay or prevent a takeover.

The description of the terms of a particular preferred stock in the applicable prospectus supplement will not be complete. You should refer to the applicable certificate of designation for complete information regarding a series of preferred stock. The prospectus supplement will also contain a description of U.S. federal income tax consequences relating to the preferred stock, if material.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock, including, where applicable:

+ the designation, stated value and liquidation preference of such preferred stock and the number of shares offered;

+  the offering price;

+ the dividend rate or rates (or method of calculation), the date or dates from which dividends shall accrue, and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

+  any redemption or sinking fund provisions;

+ the amount that shares of such series shall be entitled to receive in the event of our liquidation, dissolution or winding-up;

+ the terms and conditions, if any, on which shares of such series shall be exchangeable for shares of our stock of any other class or classes, or other series of the same class;

+ the voting rights, if any, of shares of such series in addition to those set forth in "Voting Rights" below;

+ that status as to reissuance or sale of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to us on conversion or exchange;

+ the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us or any subsidiary, of the common stock or of any other class of our stock ranking junior to the shares of such series as to dividends or upon liquidation;

+ the conditions and restrictions, if any, on the creation of indebtedness of us or of any subsidiary, or on the issue of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or upon liquidation; and

+ any additional dividend, liquidation, redemption, sinking or retirement fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, the shares of each series of preferred stock will upon issuance rank senior to the common stock and on a parity in all respects with each other outstanding series of preferred stock.

Dividends. Unless otherwise specified in the applicable prospectus supplement, before any dividends may be declared or paid to the holders of shares of our common stock, par value $.01 per share, or of any other of our capital stock ranking junior to any series of the preferred stock as to the payment of dividends, the holders of the preferred stock of that series will be entitled to receive, when and as declared by the Board of Directors or a duly authorized committee of the board, out of our net profits or net assets legally available therefor, dividends will be payable at such times and rates as will be specified in the applicable prospectus supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable prospectus supplement. Dividends will be payable to the holders of record as they appear on our stock transfer records on such dates (not less than 15 days nor more than 60 days prior to a dividend payment date) as will be fixed by the Board of Directors or a duly authorized committee thereof.

Dividends, if any, will be paid in the form of cash, shares of our securities or other property, as may be determined by our board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative, as specified in the applicable prospectus supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of the preferred stock of that series will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on that series are declared or paid on any future dividend payment dates. If dividends on any series of preferred stock are not paid in full or declared in full and sums set apart for the payment thereof, then no dividends shall be declared and paid on that series unless declared and paid ratably on all shares of every series of preferred stock then outstanding, including dividends accrued or in arrears, if any, in proportion to the respective amounts that would be payable per share if all such dividends were declared and paid in full.

The prospectus supplement relating to a series of preferred stock will specify the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us or any of our subsidiaries of, the common stock or of any other class of our stock ranking junior to the shares of that series as to dividends or upon liquidation and any other preferences, rights, restrictions and qualifications that are not inconsistent with the certification of incorporation.

Liquidation Rights. Unless otherwise specified in the prospectus supplement relating to a series of preferred stock, upon our liquidation, dissolution or winding up (whether voluntary or involuntary) the holders of preferred stock of that series will be entitled to receive out of our assets available for distribution to our stockholders, whether from capital, surplus or earnings, the amount specified in the applicable prospectus supplement for that series, together with all dividends accrued and unpaid, before any distribution of the assets will be made to the holders of common stock or any other class or series of shares ranking junior to that series of preferred stock upon liquidation, dissolution or winding up, and will be entitled to no other or further distribution. If, upon our liquidation, dissolution or winding up the assets distributable among the holders of a series of preferred stock shall be insufficient to permit the payment in full to the holders of that series of preferred stock of all amounts payable to those holders, then the entire amount of our assets thus distributable will be distributed ratably among the holders of that series of preferred stock in proportion to the respective amounts that would be payable per share if those assets were sufficient to permit payment in full. Neither our consolidation, merger or other business combination with or into any other individual, firm, corporation or other entity nor the sale, lease, exchange or conveyance of all or any part of our property, assets or business will be deemed to be a liquidation, dissolution or winding up.

Redemption. If so specified in the applicable prospectus supplement, any series of preferred stock may be redeemable, in whole or in part, at our option or pursuant to a retirement or sinking fund or otherwise, on terms and at the times and the redemption prices specified in that prospectus supplement. If less than all shares of the series at the time outstanding are to be redeemed, the shares to be redeemed will be selected pro rata or by lot, in such manner as may be prescribed by resolution of the Board of Directors.

Voting Rights. Unless otherwise determined by the Board of Directors and indicated in the applicable prospectus supplement, holders of the preferred stock of that series will have the voting rights as set forth in the applicable certificate of designation or as otherwise from time to time required by law.

Other. Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION ON LIABILITY

Our Restated Certificate of Incorporation includes provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duty (except for liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law ("DGCL") or for any transaction from which the director derived an improper personal benefit). We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Section 145 of the DGCL permits a corporation to indemnify certain of its officers, directors, employees and agents. Our Restated Certificate of Incorporation provides that we will indemnify, to the fullest extent permitted under law, each of our directors and officers with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was one of our directors or officers. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DELAWARE ANTI-TAKEOVER LAW

We are subject to Section 203 of the DGCL ("Section 203"), which, subject to certain exceptions and limitations, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

(i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding under the DGCL, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or

(iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a "business combination" includes:

(i) any merger or consolidation involving the corporation and the interested stockholder;

(ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

(iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

(iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

For purposes of Section 203, an interested stockholder is defined as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

SELECTED CERTIFICATE AND BYLAW PROVISIONS

Our Restated Certificate of Incorporation provides that our Board of Directors will be divided into 3 classes, with staggered 3-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Our Restated Certificate of Incorporation also provides that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least a majority of our total outstanding voting stock. Vacancies on our Board of Directors, including those resulting from an increase in the number of directors, may be filled only by the remaining directors, not by stockholders.

Any action required or permitted to be taken by our stockholders may be effected only at an annual or special meeting of stockholders and will not be permitted to be taken by written consent in lieu of a meeting. Our Restated Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called by the chairman of the board or the president and shall be called by any such officer at the written request of a majority of our Board of Directors. Stockholders will not be permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Our Restated Certificate of Incorporation provides that our Bylaws may only be amended by the affirmative vote of the holders of at least a majority of our outstanding voting stock or by a vote of a majority of the members of the Board of Directors in office.

Our Bylaws contain an advance notice procedure for nominations, other than by or at the direction of the Board of Directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by us not less than 60 nor more than 90 days prior to the scheduled annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting.

The preceding provisions could have the effect of discouraging, delaying or making more difficult certain attempts to acquire us or to remove incumbent directors even if a majority of our stockholders believe the attempt to be in their or our best interests.

OPTIONS AND OTHER AWARDS

Since our initial public offering, we have issued 50,001 shares of restricted stock under our 1999 Omnibus Stock Incentive Plan, granted options to purchase a total of 889,818 shares of common stock under our 1999 Omnibus Stock Incentive Plan and issued warrants to purchase 250,000 shares of common stock.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038 is the transfer agent and registrar of our common stock.

Description of warrants

GENERAL

The following description, together with any information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. Although the terms summarized below will apply generally to any warrants we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement and such terms may differ from the terms described below.

We may issue, together with other securities or separately, warrants to purchase our common stock or preferred stock. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

This section, along with the description in the applicable prospectus supplement, is a summary of certain provisions of the forms of warrant agreements and warrant certificates and is not complete. We urge you to read any applicable warrant agreements and warrant certificates, because those documents, and not these descriptions, define your rights as a holder of warrants. We will file copies of the forms of the warrant agreements and warrant certificates as exhibits to the Registration Statement of which this prospectus is a part or as exhibits to a Report on Form 8-K.

The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

+  the title of the warrants;

+ the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

+ the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

+  the price or prices at which the warrants will be issued;

+  the aggregate number of warrants;

+ any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

+ the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

+ if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

+ if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

+ any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

+ the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

+  the maximum or minimum number of warrants which may be exercised at any time;

+  whether the warrants are to be issued in registered or bearer form;

+ whether the warrants are extendible and the period or periods of such extendibility; and

+  information with respect to book-entry procedures, if any.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding-up or to exercise voting rights, if any.

EXERCISE OF WARRANTS

Each warrant will entitle the holder thereof to purchase for cash the amount of shares of common or preferred stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

ENFORCEABILITY OF RIGHTS OF HOLDERS OF WARRANTS

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder's warrant(s).

Selling stockholders

The following table sets forth certain information regarding (i) the beneficial ownership, as of October 9, 2001, of our shares of common stock (ii) the shares which may be offered by the selling stockholders from time to time, and (iii) the beneficial ownership of common stock as adjusted to reflect the sale of the common stock by the selling stockholders. Except as otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law. The information in the table concerning the selling stockholders who may offer common stock hereunder from time to time is based on information provided to us by such stockholders. Information concerning such selling stockholders may change from time to time and any changes of which we are advised will be set forth in a prospectus supplement to the extent so required. See "Plan of Distribution."

                                                                                                 SHARES TO BE
                                                                                           BENEFICIALLY OWNED
                                                                                           AFTER THE OFFERING
                                                 SHARES BENEFICIALLY     MAXIMUM             ASSUMING SALE OF
                                                  OWNED PRIOR TO THE    NUMBER OF              MAXIMUM NUMBER
NAME OF SELLING               RELATIONSHIP TO            OFFERING(2)   SHARES TO BE   OF SHARES OFFERED(2)(3)
STOCKHOLDER(1)                 AMERICAN HOME      NUMBER     PERCENT     OFFERED        NUMBER       PERCENT
-------------------------------------------------------------------------------------------------------------
Michael Strauss............  President, Chief    4,779,606    40.7%     1,194,902      3,584,704       30.5%
                             Executive Officer
                             and Chairman
John A. Johnston...........  Chief Executive       430,412     3.7        107,603        322,809        2.8
                             Officer of Marina
                             Mortgage Company
John Manglardi.............  Senior Executive      133,380     1.1         33,345        100,035        0.9
                             Vice President
Vincent Manglardi..........  Senior Executive      133,380     1.1         33,345        100,035        0.9
                             Vice President
Jeffrey Lake Senior........  Executive Vice        133,380     1.1         33,345        100.035        0.9
                             President
Thomas Fiddler.............  Executive Vice         44,276       *         11,069         33,207          *
                             President
Ronald Bergum..............  President of          388,470     3.3         97,118        291,352        2.5
                             Marina
                             Mortgage Company
Stanley Bergum.............  Branch Manager         57,324       *         14,331         42,993          *
                             Mortgage Select
Michael Moore..............  Vice President of      57,324       *         14,331         42,993          *
                             Marina Mortgage
                             Company
Lanceworth Powell..........  Branch Manager of      11,464       *          2,912          8,552          *
                             Marina Mortgage
                             Company
Steven Somerman............  Vice President of      45,895       *         11,474         34,421          *
                             Marina Mortgage
                             Company
Darius Livian..............  Branch Manager of      11,464       *          2,912          8,552          *
                             Marina Mortgage
                             Company
John Carnahan..............  Loan Officer of         5,750       *          1,438          4,312          *
                             Marina Mortgage
                             Company

                                                                                                 SHARES TO BE
                                                                                           BENEFICIALLY OWNED
                                                                                           AFTER THE OFFERING
                                                 SHARES BENEFICIALLY     MAXIMUM             ASSUMING SALE OF
                                                  OWNED PRIOR TO THE    NUMBER OF              MAXIMUM NUMBER
NAME OF SELLING               RELATIONSHIP TO            OFFERING(2)   SHARES TO BE   OF SHARES OFFERED(2)(3)
STOCKHOLDER(1)                 AMERICAN HOME      NUMBER     PERCENT     OFFERED        NUMBER       PERCENT
-------------------------------------------------------------------------------------------------------------
Nicholas Marfino...........  Director                8,000       *          2,000          6,000          *
Daniel Manginelli, III.....  Branch Manager of      28,680       *          7,170         21,510          *
                             Marina Mortgage
                             Company
                                                                        ---------
         Total                                                          1,567,295
                                                                        =========

------------

 *  Represents less than 1% of our Common Stock.

(1) The name of each person listed in the table is c/o American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, New York 11747.

(2) The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934. The number of shares and percentages included in these columns are calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934. Pursuant to that rule, in addition to the issued and outstanding shares beneficially owned, holders are treated as beneficially owning shares that are subject to options that are exercisable within 60 days. For purposes of calculating the percentage of shares owned, the option shares attributed to each holder are deemed to be outstanding for the purpose of calculating the percentage of outstanding common stock owned by that holder, but are not deemed to be outstanding for the purpose of computing the percentage of common stock owned by any other person.

(3) Assumes the sale of all of the shares offered by this prospectus. The selling stockholders may sell none, all or a portion of the shares offered by this prospectus.

The prospectus supplement for any offering of the common stock by the selling stockholders will include the following information:

+  the names of the participating selling stockholders;

+ the number of shares held by each of such selling stockholders before and after the offering;

+ the percentage of the common stock held by each of such selling stockholders before and after the offering; and

+ the number of shares of the common stock offered by each of such selling stockholders.

Legal matters

The validity of the securities we and the selling stockholders are offering will be passed upon for us and the selling stockholders by Cadwalader, Wickersham & Taft, New York, New York.

Experts

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

                         [American Home Mortgage Logo]